This Merger Agreement has been furnished to provide investors with information regarding its terms. It is not intended to provide any other factual information about Eurasian or Bullion or any of their respective subsidiaries. In particular, the assertions embodied in the representations and warranties contained in this Merger Agreement are qualified by information in confidential Disclosure Letters exchanged between the parties in connection with the signing of this Merger Agreement. The confidential Disclosure Letters contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in this Merger Agreement, and the confidential disclosure letters filed herewith may be incomplete. Moreover, certain representations and warranties in this Merger Agreement were used for the purpose of allocating risk between Eurasian and Bullion rather than establishing matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to security holders. Security holders are not third-party beneficiaries under this Merger Agreement and should not rely on the representations and warranties in this Merger Agreement as characterizations of the actual state of facts about Eurasian, Bullion or their respective subsidiaries. Moreover, information concerning the subject matter of the representations and warranties may change after the date of this Merger Agreement, which subsequent information may or may not be reflected in Eurasian’s or Bullion’s public disclosures.

EXECUTION VERSION

EURASIAN MINERALS INC.

- AND -

EMX (UTAH) CORP.

- AND -

BULLION MONARCH MINING, INC.

AGREEMENT AND PLAN OF MERGER

DATED: FEBRUARY 7, 2012

-i-

TABLE OF CONTENTS
(continued)

-ii-

TABLE OF CONTENTS
(continued)

Page
8.16	Counterparts	60

-iii-

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER dated February 7, 2012,

AMONG:

EURASIAN MINERALS INC., a corporation incorporated under the Laws of the Province of British Columbia (“Eurasian”)

- and -

EMX (UTAH) CORP., a corporation incorporated under the Laws of the State of Utah and a wholly-owned subsidiary of Eurasian (“Merger Sub”)

- and -

BULLION MONARCH MINING, INC., a corporation incorporated under the Laws of the State of Utah (“Bullion”)

WHEREAS, Eurasian and Bullion entered into a letter agreement on November 14, 2011 setting out the terms by which Eurasian would acquire all of the issued and outstanding shares of Bullion common stock by way of a merger of a wholly-owned subsidiary of Eurasian with and into Bullion;

WHEREAS, the Board of Directors of Bullion has unanimously (a) determined that it is in the best interests of Bullion and its shareholders, to enter into this Agreement with Eurasian and Merger Sub, (b) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (c) resolved, subject to the terms and conditions set forth in this Agreement, to recommend the adoption and approval of this Agreement by the shareholders of Bullion;

WHEREAS, the Board of Directors of Eurasian has determined that the Merger is in the best interests of Eurasian and has approved and adopted this Agreement, the Merger and the other transactions contemplated by this Agreement;

WHEREAS, Eurasian and certain shareholders of Bullion have agreed to enter into voting agreements, providing that, among other things, such shareholders will vote their shares of Bullion common stock, in favor of this Agreement, the Merger and the other transactions contemplated by this Agreement;

WHEREAS, for United States federal income tax purposes, it is intended that the Merger will qualify as a reorganization under the provisions of Section 368(a) of the United States Internal Revenue Code of 1986, as amended; and

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and the transactions contemplated by this Agreement and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties agree as follows:

ARTICLE 1
DEFINITIONS

1.1 Definitions. For purposes of this Agreement, the following terms will have the following meanings when used herein with initial capital letters:

“Agreement” means this Agreement and Plan of Merger, including all schedules and exhibits hereto, together with the Bullion Disclosure Letter and the Eurasian Disclosure Letter, as the same may be amended, restated, modified and/or supplemented from time to time in accordance with the terms hereof.

“Applicable Exchanges” has the meaning assigned to it in Section 5.9.

“Articles of Merger” has the meaning assigned to it in Section 2.3.

“Authorization” means any authorization, order, permit, approval, grant, license, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, bylaw, rule or regulation, whether or not having the force of Law, and includes any Environmental Permit.

“BC Act” means the Business Corporations Act (British Columbia), as may be amended from time to time.

“Book-Entry Shares” has the meaning assigned to it in Section 3.1(c) .

“Bullion” means Bullion Monarch Mining, Inc., a corporation incorporated under the Laws of the State of Utah.

“Bullion Benefit Plan” has the meaning ascribed to it in Section 4.1(x)(i) .

“Bullion Board” means the board of directors of Bullion.

“Bullion Break Fee” has the meaning assigned to it in Section 7.2.

“Bullion Disclosure Letter” means the disclosure letter delivered by Bullion to Eurasian and Merger Sub contemporaneously with the execution and delivery of this Agreement.

“Bullion ERISA Affiliate” has the meaning ascribed to it in Section 4.1(x)(i) .

“Bullion Expense Reimbursement Payment” has the meaning assigned to it in Section 7.4(c) .

“Bullion Material Adverse Effect” means any one or more changes, effects, events, occurrences or states of fact, either individually or in the aggregate, that are, or would reasonably be expected to be, material and adverse to the assets, Liabilities (including any contingent Liabilities that may arise through outstanding, pending or threatened litigation or otherwise), business, operations, results of operations, capital, property, obligations (whether absolute, accrued, conditional or otherwise) or financial condition of Bullion and its Subsidiaries taken as a whole, other than changes, effects, events, occurrences or states of fact resulting from: (a) a change in the market price of the Bullion Shares following and reasonably attributable to the public announcement of the execution of this Agreement and the transactions contemplated hereby; (b) any changes affecting the global precious or base metal mining industry generally; (c) any change in the market price of precious or base metals; (d) any change in applicable Laws or US GAAP; or (e) general economic, financial, currency exchange, securities or commodity market conditions in the United States or Brazil; provided, however, that with respect to clauses (b), (c), (d) or (e), such change does not relate primarily to Bullion and its Subsidiaries, taken as a whole, or does not have a materially disproportionate effect on Bullion and its Subsidiaries, taken as a whole, compared to other companies of similar size operating in the global precious or base metal mining industry; and references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a Bullion Material Adverse Effect has occurred.

“Bullion Mineral Rights” has the meaning assigned to it in Section 4.1(o)(i) .

“Bullion Property” has the meaning assigned to it in Section 4.1(o)(i) .

“Bullion Public Documents” has the meaning assigned to it in Section 4.1(h) .

“Bullion Share” means a whole share of common voting stock of Bullion with a par value of $0.001 per share.

“Bullion Warrants” means outstanding warrants to purchase Bullion Shares.

“Business Day” means a day, other than a Saturday or a Sunday, on which the principal commercial banks located in each of Salt Lake City, Utah, Denver, Colorado and Vancouver, British Columbia are open for the conduct of business.

“Canadian GAAP” means Canadian generally accepted accounting principles, including the accounting recommendations published in the Handbook of the Canadian Institute of Chartered Accountants, including, as applicable, International Financial Reporting Standards.

“Cash Consideration” has the meaning assigned to it in Section 3.1(b) .

“Certificate” has the meaning assigned to it in Section 3.1(c) .

“Closing” has the meaning assigned to it in Section 2.2.

“Closing Date” has the meaning assigned to it in Section 2.2.

“Competing Transaction” has the meaning assigned to it in Section 5.7(c) .

“Confidentiality Agreement” has the meaning assigned to it in Section 8.6.

“Current Liabilities” means the sum of all current accounts payable, accrued Liabilities, actual or contingent severance payments payable by Bullion or it subsidiaries and accrued expenses of Bullion and its Subsidiaries, including all expenses of Bullion incurred in respect of the Merger, on a consolidated basis.

“Dissent Rights” has the meaning assigned to it in Section 3.3.

“Dissenting Shares” has the meaning assigned to it in Section 3.3.

“Effective Time” has the meaning assigned to it in Section 2.3.

“Environmental Laws” means all Laws, imposing obligations, responsibilities, Liabilities or standards of conduct for or relating to: (a) the regulation or control of pollution, contamination, activities, materials, substances or wastes in connection with or for the protection of human health or safety, the environment or natural resources (including climate, air, surface water, groundwater, wetlands, land surface, subsurface strata, wildlife, aquatic species and vegetation); or (b) the use, storage, generation, disposal, treatment, processing, recycling, handling, transport, distribution, destruction, transfer, import, export or sale of Hazardous Substances.

“Environmental Liabilities” means, with respect to any Person, all Liabilities, obligations, responsibilities, responses, losses, damages, punitive damages, property damages, consequential damages, treble damages, costs (including control, remedial and removal costs, investigation costs, capital costs, operation and maintenance costs), expenses, fines, penalties and sanctions incurred as a result of or related to any claim, suit, action, administrative or court order, investigation, proceeding or demand by any Person, arising under or related to any Environmental Laws, Environmental Permits, or in connection with any: (a) Release or threatened Release or presence of a Hazardous Substance; (b) tank, drum, pipe or other container that contains or contained a Hazardous Substance; or (c) use, storage, generation, disposal, treatment, processing, recycling, handling, transport, distribution, destruction, transfer, import, export or sale of Hazardous Substance.

“Environmental Permits” means all Authorizations or program participation requirements with or from any Governmental Authority under any Environmental Laws.

“ERISA” has the meaning ascribed to it in Section 4.1(x)(i) .

“Eurasian” means Eurasian Minerals Inc., a corporation incorporated under the Laws of the Province of British Columbia.

“Eurasian Board” means the board of directors of Eurasian.

“Eurasian Break Fee” has the meaning assigned to it in Section 7.3.

“Eurasian Disclosure Letter” means the disclosure letter delivered by Eurasian to Bullion contemporaneously with the execution and delivery of this Agreement.

“Eurasian Expense Reimbursement Payment” has the meaning assigned to it in Section 7.4(b) .

“Eurasian Material Adverse Effect” means any one or more changes, effects, events, occurrences or states of fact, either individually or in the aggregate, that are, or would reasonably be expected to be, material and adverse to the assets, Liabilities (including any contingent Liabilities that may arise through outstanding, pending or threatened litigation or otherwise), business, operations, results of operations, capital, property, obligations (whether absolute, accrued, conditional or otherwise) or financial condition of Eurasian and its Subsidiaries taken as a whole, other than changes, effects, events, occurrences or states of fact resulting from: (a) a change in the market price of the Eurasian Shares following and reasonably attributable to the public announcement of the execution of this Agreement and the transactions contemplated hereby; (b) any changes affecting the global precious or base metal mining industry generally; (c) any change in the market price of precious or base metals; (d) any change in applicable Laws or US GAAP; or (e) general economic, financial, currency exchange, securities or commodity market conditions in Canada, the United States, Turkey or Haiti; provided, however, that with respect to clauses (b), (c), (d) or (e), such change does not relate primarily to Eurasian and its Subsidiaries, taken as a whole, or does not have a materially disproportionate effect on Eurasian and its Subsidiaries, taken as a whole, compared to other companies of similar size operating in the global precious or base metal mining industry; and references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a Eurasian Material Adverse Effect has occurred.

“Eurasian Mineral Rights” has the meaning ascribed to it in Section 4.3(l)(i) .

“Eurasian Options” means outstanding options to acquire Eurasian Shares.

“Eurasian Property” has the meaning ascribed to it in Section 4.3(l)(i) .

“Eurasian Public Documents” means all forms, reports, schedules, statements and other documents filed by Eurasian since March 31, 2010 on SEDAR or EDGAR.

“Eurasian Share” means a whole share of common stock of Eurasian.

“Eurasian Warrants” means outstanding warrants to acquire Eurasian Shares.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated by the SEC thereunder.

“Exchange Agent” has the meaning assigned to it in Section 3.2(a) .

“Exchange Fund” has the meaning assigned to it in Section 3.2(a) .

“Governmental Authority” means any federal, national, provincial, state, municipal, local or other governmental department, commission, board, bureau or agency, domestic or foreign.

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substance, waste or material, including hydrogen sulphide, arsenic, cadmium, copper, lead, mercury, petroleum, polychlorinated biphenyls, asbestos and urea-formaldehyde insulation, and any other material, substance, pollutant or contaminant regulated or defined pursuant to, or that could result in Liability under, any Environmental Law.

“Intellectual Property” means all forms of intellectual property in any jurisdiction and under any law, whether now or hereafter existing, including, but not limited to (i) patents, patent applications, patent disclosures and all continuation, continuation-in-part, divisional, reissue, reexamination, utility model, certificate of invention and design patents, patent applications, registrations and applications for registrations, (ii) trademarks, service marks, trade dress, logos, domain names, trade names and corporate names and registrations and applications for registration thereof, (iii) copyrights and registrations and applications for registration thereof, (iv) computer software (in both source code and object code form), data and documentation, (v) trade secrets and confidential business information, whether patentable or unpatentable and whether or not reduced to practice, know-how, manufacturing and production processes and techniques, research and development information, copyrightable works, financial marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information, and (vi) other proprietary rights relating to any of the foregoing.

“Law” means any federal, national, supranational, state, provincial, local or similar constitution, statute, law, ordinance, regulation, rule, code, order, requirement or rule of law (including settled or established common law).

“Liabilities” means, with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of such Person.

“Lien” means any hypothecation, mortgage, pledge, assignment, lien, charge, security interest, adverse right or claim, other third party interest or encumbrances of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing.

“Locked-up Shareholders” means those securityholders of Bullion that have signed a Voting Agreement.

“Material Contract” means a contract which a party to this Agreement or one of its respective Subsidiaries is a party or by which such a Person is bound or under which such a Person has, or will have, any Liability or contingent Liability (in each case, whether written or oral, express or implied): (a) involving payments to or by such Person in excess of $250,000 annually or $500,000 in aggregate over the term of the contract; (b) involving rights or obligations that may reasonably extend beyond three years and which does not terminate or cannot be terminated without penalty on less than three months’ notice; (c) which provide any rights to one or more third parties with respect to a material mineral property or other material asset; (d) which is outside the ordinary course of business; (e) which contain covenants that: (i) in any way purport to restrict the business activity of such Person or any of its affiliates; or (ii) limit the freedom of such Person or any of its affiliates to engage in any line of business or to compete with any Person; (f) which, if terminated without the consent of the Person would result in a Bullion Material Adverse Effect with respect to Bullion or a Eurasian Material Adverse Effect with respect to Eurasian; or (g) is a contract pursuant to which such Person or one of its Subsidiaries provides any indemnification to any other Person other than in the ordinary course of business.

“Merger” has the meaning assigned to it in Section 2.1.

“Merger Consideration” has the meaning assigned to it in Section 3.1(b) .

“Merger Sub” means EMX (Utah) Corp., a corporation incorporated under the Laws of the State of Utah as a wholly-owned Subsidiary of Eurasian.

“Merger Sub Share” means a whole share of common stock of Merger Sub.

“Notice of Superior Proposal” has the meaning assigned to it in Section 5.7.

“Old Bullion” means Bullion Monarch Company, the predecessor to Bullion pursuant to a court approved reorganization, a corporation which was incorporated under the Laws of the State of Utah and which was administratively dissolved by the State of Utah in 1999; references to Old Bullion in this Agreement include the Subsidiaries of Old Bullion.

“OTCQB” means the OTCQB tier of the OTC Market.

“Outside Date” has the meaning assigned to it in Section 7.1(e)(i) .

“Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Exchange Act.

“Proxy Statement” has the meaning assigned to it in Section 5.3(a) .

“Registration Statement” has the meaning assigned to it in Section 5.3(a) .

“Release” means any release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of any Hazardous Substance in the indoor or outdoor environment, including the movement of Hazardous Substance through or in the air, soil, surface water, ground water or property.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated by the SEC thereunder.

“Share Consideration” has the meaning assigned to it in Section 3.1(b) .

“Shareholder Approval” has the meaning ascribed to it in Section 4.1(b) .

“Shareholders’ Meeting” has the meaning assigned to it in Section 5.3(a) .

“Subsidiary” means, with respect to any entity, any other entity of which securities or other equity ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions, or 50% or greater of the outstanding voting securities, are owned directly or indirectly by such entity.

“Substitute Warrant” has the meaning assigned to it in Section 3.6.

“Superior Proposal” has the meaning assigned to it in Section 5.7.

“Surviving Corporation” has the meaning assigned to it in Section 2.1.

“Tax” and “Taxes” means all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Authority, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes and charges, sales taxes, use taxes, ad valorem taxes, value added taxes, subsoil use or extraction taxes and ownership fees, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, license taxes, withholding taxes, health taxes, payroll taxes, employment taxes, stamp, excise, severance, social security, workers’ compensation, employment insurance or compensation taxes, mandatory pension and other social fund taxes or premium, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, harmonized sales tax, customs duties or other taxes, fees, imports, assessments or charges or any kind whatsoever, and any installments in respect thereof, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing.

“Tax Code” means the United States Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder.

“Tax Return” means any return, election, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Third Party” has the meaning assigned to it in Section 5.7.

“Third Party Agreements” has the meaning assigned to it in Section 4.1(bb)(v) .

“TSX-V” means the TSX Venture Exchange.

“US GAAP” means United States generally accepted accounting principles.

“Utah Act” means the Utah Revised Business Corporation Act.

“Voting Agreements” means the voting agreements between Eurasian and each of the Locked-up Shareholders.

“Working Capital” means: (a) the sum of (i) all cash and cash equivalents held by Bullion and its Subsidiaries on a consolidated basis, plus (ii) all accounts receivable of Bullion and its Subsidiaries on a consolidated basis, plus (iii) all pre-paid expenses and inventories of Bullion and its Subsidiaries on a consolidated basis, less (b) the amount of Current Liabilities.

ARTICLE 2
THE MERGER

2.1 The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the Utah Act, at the Effective Time, (a) Merger Sub will merge with and into Bullion (the “Merger”), and (b) the separate corporate existence of Merger Sub will cease and Bullion will continue its corporate existence under the Utah Act as the surviving corporation in the Merger (the “Surviving Corporation”).

2.2 Closing. Upon the terms and subject to the conditions set forth herein, the closing of the Merger (the “Closing”) will take place at 10:00 a.m., (Mountain time), as soon as practicable (and, in any event, within three (3) Business Days) after satisfaction or, to the extent permitted hereunder, waiver of all conditions to the Merger set forth in Article 6 hereof (other than those conditions that by their nature are to be satisfied at the Closing), unless this Agreement has been terminated pursuant to its terms or unless another time or date is agreed to in writing by the parties hereto. The Closing shall be held at the offices of Blake, Cassels & Graydon LLP in Vancouver, B.C., unless another place is agreed to in writing by the parties hereto, and the actual date of the Closing is hereinafter referred to as the “Closing Date”.

2.3 Effective Time. Subject to the provisions of this Agreement, at the Closing, Bullion, Eurasian and Merger Sub will cause articles of merger (the “Articles of Merger”) to be executed, acknowledged and filed with the Division of Corporations and Commercial Code of the Utah Department of Commerce in accordance with the relevant provisions of the Utah Act. The Merger will become effective at such time as the Articles of Merger have been duly filed with the Division of Corporations and Commercial Code of the Utah Department of Commerce or at such later date or time as may be agreed by Bullion and Eurasian in writing and specified in the Articles of Merger in accordance with the Utah Act (the effective time of the Merger being referred to herein as the “Effective Time”).

2.4 Effects of the Merger. The Merger shall have the effects set forth herein and in the applicable provisions of the Utah Act. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses and authority of Bullion and Merger Sub shall vest in the Surviving Corporation, and all debts, Liabilities, obligations, restrictions and duties of each of Bullion and Merger Sub shall become the debts, Liabilities, obligations, restrictions and duties of the Surviving Corporation.

2.5 Articles of Incorporation; By-laws. At the Effective Time and by virtue of the Merger, (a) the Bullion articles of incorporation shall be amended to be identical to the articles of incorporation of Merger Sub as in effect immediately prior to the Effective Time, except (i) that the name of the corporation may be changed as determined by Eurasian, (ii) that any provisions of the articles of incorporation of Merger Sub relating to the incorporator of Merger Sub shall be omitted and (iii) as so amended shall be the amended and restated articles of incorporation of the Surviving Corporation until thereafter amended in accordance with applicable Law and this Agreement. At the Effective Time, the Bullion by-laws shall be amended to be identical to the by-laws of Merger Sub in effect immediately prior to the Effective Time and as so amended shall be the by-laws of the Surviving Corporation until thereafter amended in accordance with applicable Law and this Agreement.

2.6 Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and by-laws of the Surviving Corporation. The individuals designated by Eurasian in writing to Bullion at least three Business Days prior to the Closing Date shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and by-laws of the Surviving Corporation.

ARTICLE 3
EFFECT OF THE MERGER ON CAPITAL STOCK

3.1 Effect of the Merger on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of Eurasian, Merger Sub or Bullion or the holder of any capital stock of Eurasian, Merger Sub or Bullion:

(a)

Cancellation of Certain Bullion Shares Owned by the Parties. Each Bullion Share that immediately prior to the Effective Time is owned by Eurasian, Merger Sub or Bullion (as treasury stock or otherwise) or any of their respective direct or indirect wholly-owned Subsidiaries will automatically be cancelled and will cease to exist, and no consideration will be delivered in exchange therefor.

(b)

Conversion of Bullion Shares Not Owned by the Parties. Each Bullion Share issued and outstanding immediately prior to the Effective Time (other than Bullion Shares to be cancelled and retired in accordance with Section 3.1(a)), will be converted into the right to receive:

	(i)	0.45 of a Eurasian Share (the “Share Consideration”); and

	(ii)	$0.11 in cash (the “Cash Consideration”, and together with the Share Consideration, the “Merger Consideration”),

Subject to adjustment in accordance with Section 3.1(e) hereof.

(c)

Cancellation of Bullion Shares. At the Effective Time, all Bullion Shares not subject to cancellation pursuant to Section 3.1(a) will no longer be outstanding and all such Bullion Shares will be automatically cancelled and retired and will cease to exist, as of the Effective Time, and, subject to Section 3.3 with respect to Dissenting Shares, each holder of a certificate (each, a “Certificate”) or book-entry share (each, a “Book-Entry Share”) formerly representing any such Bullion Shares will cease to have any rights with respect thereto, except the right to receive the Merger Consideration in accordance with Section 3.2 hereof, and any other cash to which holders of Bullion Shares have become entitled in accordance with Sections 3.2(c) and/or 3.2(d).

(d)

Conversion of Merger Sub Capital Stock. At the Effective Time, each Merger Sub Share issued and outstanding immediately prior to the Effective Time shall be converted into and become one newly issued, fully paid and non-assessable share of common stock of the Surviving Corporation.

(e)

Adjustments. If, between the date of this Agreement and the Effective Time, the outstanding number of Bullion Shares or Eurasian Shares shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization (but excluding any change that results from (i) the exercise of stock options or the conversion into Eurasian Shares or Bullion Shares of other equity awards relating to the Eurasian Shares or Bullion Shares or (ii) the grant of stock-based compensation to directors or employees of Eurasian or Bullion or their respective Subsidiaries under Eurasian’s or Bullion’s, as applicable, stock option or compensation plans or arrangements), the Merger Consideration shall be appropriately and proportionately adjusted to reflect such reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization.

3.2 Exchange of Certificates.

(a)

Exchange Agent. Prior to the Effective Time, Eurasian shall appoint an exchange agent reasonably acceptable to Bullion (the “Exchange Agent”) to act as the agent for the purpose of delivering the Merger Consideration for: (i) the Certificates, and (ii) the Book- Entry Shares. At or prior to the Effective Time, Eurasian shall deposit, or cause to be deposited, on behalf of Merger Sub, with the Exchange Agent, (i) certificates of Eurasian Shares representing the number of Eurasian Shares that is sufficient to deliver, and Eurasian shall instruct the Exchange Agent to timely deliver, the aggregate Share Consideration and (ii) immediately available funds sufficient to pay, and Eurasian shall instruct the Exchange Agent to timely pay, the aggregate Cash Consideration (together with, to the extent then determinable, any cash payable in lieu of fractional Eurasian Shares pursuant to Section 3.2(d)) and from time to time as needed, additional cash sufficient to pay any dividends or other distributions pursuant to Section 3.2(c) (such Eurasian Shares and aggregate Cash Consideration, together with any other cash with respect thereto payable pursuant to Section 3.2(c) and Section 3.2(d), being hereinafter referred to as the “Exchange Fund”). If for any reason (including losses) the Exchange Fund is inadequate to pay the amounts to which holders of Bullion Shares shall be entitled under Section 3.1(b), Eurasian shall promptly deposit, or cause to be promptly deposited, in trust, additional Eurasian Shares or cash, as the case may be, with the Exchange Agent sufficient to make all issuances required under this Agreement.

(b)

Exchange Procedures. As promptly as practicable after the Effective Time, and in any event within seven (7) Business Days thereafter, Eurasian shall cause the Exchange Agent to mail to each holder of record of Bullion Shares whose shares were converted into the right to receive the Merger Consideration: (i) a letter of transmittal in customary form (which shall specify that delivery shall be effected and risk of loss and title to Certificates shall pass only upon delivery of the Certificates to the Exchange Agent) and (ii) instructions for use in surrendering the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares in exchange for certificates or book-entries representing Eurasian Shares comprising the Share Consideration portion of the Merger Consideration and cash comprising the Cash Consideration portion of the Merger Consideration and any dividends or other distributions to which holders of Certificates or Book-Entry Shares are entitled pursuant to Section 3.2(c) and cash in lieu of any fractional Eurasian Shares to which such holders are entitled pursuant to Section 3.2(d). Upon surrender of a Certificate or Book-Entry Share for cancellation with the Exchange Agent, together with such letter of transmittal, duly completed and validly executed, and/or such other documents as may reasonably be requested by the Exchange Agent, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor: (A) a certificate or book-entry representing that number of Eurasian Shares that such holder has the right to receive pursuant to the provisions of this Article 3 after taking into account all the Bullion Shares then held by such holder under all such Certificates or Book-Entry Shares so surrendered and (B) a check for the cash that such holder is entitled to receive pursuant to the provisions of this Article 3, including (1) the Cash Consideration portion of the Merger Consideration (2) any dividends or other distributions to which such holder is entitled pursuant to Section 3.2(c), and (3) any cash in lieu of fractional Eurasian Shares to which such holder is entitled pursuant to Section 3.2(d), and the Certificate or Book-Entry Share so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Bullion Shares that is not registered in the transfer records of Bullion, (x) a certificate or book-entry representing the number of Eurasian Shares comprising the Share Consideration portion of the Merger Consideration and (y) a check for the proper amount of cash (i) comprising the Cash Consideration portion of the Merger Consideration, (ii) comprising any dividends or other distributions to which such holder is entitled pursuant to Section 3.2(c), and (iii) any cash in lieu of fractional Eurasian Shares to which such holder is entitled pursuant to Section 3.2(d) shall be issued to a Person other than the Person in whose name the Certificate so surrendered is registered, if, upon presentation to the Exchange Agent, such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such issuance shall pay any transfer or other Taxes required by reason of the issuance of Eurasian Shares to a Person other than the registered holder of such Certificate or establish to the reasonable satisfaction of the Exchange Agent that any such Tax has been paid or is not applicable. The Eurasian Shares constituting the Share Consideration, at Eurasian’s option, shall be in uncertificated book-entry form unless a physical certificate is requested by a holder of Bullion Shares or is otherwise required under applicable Law. Until surrendered as contemplated by this Section 3.2(b), each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender, the Merger Consideration, any dividends or other distributions to which the holder of such Certificate or Book-Entry Share is entitled pursuant to Section 3.2(c) and any cash in lieu of fractional Eurasian Shares to which such holder is entitled pursuant to Section 3.2(d). No interest will be paid or will accrue for the benefit of holders of Bullion Shares on the Merger Consideration or on any other cash payable to holders of Bullion Shares pursuant to this Article 3.

(c)

Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Eurasian Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to any Eurasian Shares that the holder thereof has the right to receive upon the surrender thereof, and no cash payment in lieu of fractional Eurasian Shares shall be paid to any holder pursuant to Section 3.2(d), in each case, until the holder of such Certificate or Book-Entry Share shall surrender such Certificate or Book-Entry Share in accordance with this Article 3. Following surrender of any Certificate or Book-Entry Share, there shall be paid to the holder thereof, without interest, (i) at the time of such surrender, in addition to all other amounts to which such holder is entitled under this Article 3, the amount of dividends or other distributions payable with respect to such Eurasian Shares with a record date after the Effective Time and paid with respect to Eurasian Shares prior to such surrender and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such Eurasian Shares.

(d)

Fractional Shares. No fractional Eurasian Share will be issued in connection with the exchange pursuant to the provisions of this Article 3, no dividends or other distributions with respect to Eurasian Shares shall be payable on or with respect to any fractional share and no such fractional share shall entitle the owner thereof to vote or to any rights of a shareholder of Eurasian, but rather holders of Bullion Shares otherwise entitled to a fractional Eurasian Share will receive cash in lieu thereof based on one whole Eurasian Share being valued at the volume weighted average price on the TSX-V of a Eurasian Share for the five trading days ending on the trading day which is three trading days prior to the Closing Date.

(e)

Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Eurasian, provided that (i) no such investment gains or losses thereon shall affect the amounts payable to the holders of Bullion Shares pursuant to this Agreement, (ii) following any losses in the Exchange Fund, Eurasian shall promptly provide additional funds to the Exchange Agent to the extent such losses result in the amount of cash in the Exchange Fund being less than the amounts that remain payable to the holders of Bullion Shares under this Agreement and (iii) such investments shall be in (A) short-term obligations of, or guaranteed by, the United States of America or Canada with maturities of no more than 30 days or (B) commercial paper obligations rated A-1 or P-1 or better by Moody’s Investor Services, Inc. or Standard & Poor’s Financial Services LLC, respectively. The Exchange Fund shall not be used for any other purpose, except as provided in this Agreement.

(f)

No Further Transfers. All Merger Consideration issued upon the conversion of Bullion Shares in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to the Bullion Shares formerly represented by a Certificate or Book-Entry Shares, and from and after the Effective Time, there shall be no further registration of transfers of Bullion Shares on the stock transfer books of the Surviving Corporation.

(g)

Termination of Exchange Fund. Any portion of the Exchange Fund that remains unclaimed by the holders of Bullion Shares one year after the Effective Time shall be returned to Eurasian, upon demand, and any former holder of Bullion Shares shall thereafter look only to Eurasian for issuance of the Merger Consideration or any dividends or other distributions to which such holder is entitled with respect to Eurasian Shares and cash in lieu of any fractional Eurasian Share in accordance with this Article 3. Notwithstanding the foregoing, none of Eurasian, Merger Sub, Bullion, the Surviving Corporation or the Exchange Agent shall be liable to any holder of Bullion Shares for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar Laws. Any securities or cash remaining unclaimed by holders of Bullion Shares two (2) years after the Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority) shall become, to the extent permitted by applicable Law, the property of Eurasian free and clear of any claims or interest of any Person previously entitled thereto.

3.3 Dissent Rights. Notwithstanding any provision of this Agreement to the contrary, including Section 3.1, Bullion Shares issued and outstanding immediately prior to the Effective Time (other than shares cancelled in accordance with Section 3.1(a)) and held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who has properly exercised appraisal rights of such shares in accordance with Section 16-10a-1321 of the Utah Act (“Dissent Rights”) (such Bullion Shares being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder’s Dissent Rights under the Utah Act with respect to such shares) shall not be converted into a right to receive the Merger Consideration, but instead shall be entitled to only such rights as are granted by Sections 16-10a-1301 through 16-10a-1331 of the Utah Act; provided, however, that if, after the Effective Time, such holder fails to perfect, withdraws or loses such holder’s Dissent Rights pursuant to Section 16-10a-1323 of the Utah Act or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Sections 16-10a-1301 through 16-10a-1331 of the Utah Act, such Bullion Shares shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with Section 3.1(b), without interest thereon, upon surrender of such Certificate formerly representing such share or transfer of such Book-Entry Share, as the case may be. Bullion shall provide Eurasian prompt written notice of any demands received by Bullion for appraisal of the Bullion Shares, any withdrawal of any such demand and any other demand, notice or instrument delivered to Bullion prior to the Effective Time pursuant to the Utah Act that relates to such demand, and Eurasian shall have the opportunity and right to direct all negotiations and proceedings with respect to such demands. Except with the prior written consent of Eurasian, Bullion shall not make any payment with respect to, or settle or offer to settle, any such demands.

3.4 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably requested by Eurasian, the posting by such Person of a bond in such reasonable and customary amount as Eurasian may reasonably request as indemnity against any claim that may be made against it, the Surviving Corporation or the Exchange Agent with respect to such Certificate, Eurasian shall cause the Exchange Agent to issue in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration and any dividends or other distributions to which the holder of such Certificate would be entitled pursuant to Section 3.2(c) and cash in lieu of any fractional Eurasian Share to which such holder would be entitled pursuant to Section 3.2(d), in each case in accordance with the terms of this Agreement.

3.5 Withholding Rights. Each of the Exchange Agent, Eurasian, Merger Sub and the Surviving Corporation shall be entitled to deduct and withhold from the Merger Consideration otherwise payable to any Person pursuant to this Article 3 such amounts as may be required to be deducted and withheld with respect to the making of such payment under any provision of any applicable Law. To the extent that amounts are so deducted and withheld by the Exchange Agent, Eurasian, Merger Sub or the Surviving Corporation, as the case may be, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which the Exchange Agent, Eurasian, Merger Sub or the Surviving Corporation, as the case may be, made such deduction and withholding.

3.6 Bullion Warrants. The Bullion Warrants outstanding at the Effective Time shall be deemed to be exchanged at the Effective Time for warrants or other rights to receive the Merger Consideration. Each Bullion Warrant so exchanged (each, a “Substitute Warrant”) shall be exercisable upon the same terms and conditions as under the applicable agreement evidencing the Bullion Warrant, except that (A) each such Substitute Warrant shall be exercisable for, and represent the right to acquire, in lieu of one Bullion Share, (i) 0.45 of a Eurasian Share, and (ii) $0.11 in cash, on the same terms and conditions as the original Bullion Warrant. Eurasian shall take all corporate action necessary to reserve for issuance a sufficient number of Eurasian Shares for delivery upon exercise of Substitute Warrant pursuant to the terms set forth in this Section 3.6.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1 Bullion Representations and Warranties. Except as disclosed in the Bullion Disclosure Letter (which shall make reference to the applicable section, subsection, paragraph or subparagraph below in respect of which such qualification is being made), Bullion hereby represents and warrants to Eurasian and Merger Sub as follows, and acknowledges that Eurasian and Merger Sub are relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)

Organization and Qualification. Bullion is duly incorporated and validly existing under the Laws of the State of Utah and has full corporate power and authority to own its assets and conduct its business as now owned and conducted. Bullion is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified will not, individually or in the aggregate, have a Bullion Material Adverse Effect. True and complete copies of the articles of incorporation and by-laws of Bullion have been delivered or made available to Eurasian, and Bullion has not taken any action to amend or supersede such documents.

(b)

Authority Relative to this Agreement. Bullion has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Bullion and the consummation by Bullion of the transactions contemplated by this Agreement have been duly authorized by the Bullion Board and, subject to the approval of this Agreement and the Merger by the holders of a majority of the outstanding Bullion Shares entitled to vote thereon (the “Shareholder Approval”), no other corporate proceedings on the part of Bullion are necessary to consummate the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by Bullion and constitutes a valid and binding obligation of Bullion, enforceable by Eurasian and Merger Sub against Bullion in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)

No Conflict; Required Filings and Consent. The execution and delivery by Bullion of this Agreement and the performance by it of its obligations hereunder and the completion of the Merger will not violate, conflict with or result in a breach of any provision of the organizational documents of Bullion or those of any of its Subsidiaries, and except as would not, individually or in the aggregate, have or reasonably be expected to have a Bullion Material Adverse Effect, will not: (a) violate, conflict with or result in a breach of: (i) any agreement, contract, indenture, deed of trust, mortgage, bond, instrument, Authorization, license or permit to which Bullion or any of its Subsidiaries is a party or by which Bullion or any of its Subsidiaries is bound; or (ii) any Law to which Bullion or any of its Subsidiaries is subject or by which Bullion or any of its Subsidiaries is bound; (b) give rise to any right of termination, or the acceleration of any indebtedness, under any such agreement, contract, indenture, Authorization, deed of trust, mortgage, bond, instrument, license or permit; or (c) give rise to any rights of first refusal or rights of first offer, trigger any change in control or influence provisions or any restriction or limitation under any such agreement, contract, indenture, Authorization, deed of trust, mortgage, bond, instrument, license or permit, or result in the imposition of any Lien upon any of Bullion’s assets or the assets of any of its Subsidiaries. Other than the Shareholder Approval and those listed on Schedule 4.1(c) to the Bullion Disclosure Letter, no Authorization, consent or approval of, or filing with, any other Person is necessary on the part of Bullion for the consummation by Bullion of its obligations in connection with the Merger under this Agreement or for the completion of the Merger not to cause or result in any loss of any rights or assets or any interest therein held by Bullion or any of its Subsidiaries in any properties, except for: (i) the filing of the Articles of Merger with the State of Utah; (ii) the filing of the Proxy Statement with the SEC in accordance with the Exchange Act, and such reports under the Exchange Act as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement; (iii) such consents as may be required under (A) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended or (B) any other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the transactions contemplated by this Agreement; (iv) such consents as may be required under applicable state securities or “blue sky” Laws and the securities Laws of any foreign country; (v) the other consents of Governmental Authorities listed in Schedule 4.1(c) of the Bullion Disclosure Letter; and (vi) such other consents which if not obtained or made would not reasonably be expected to have, individually or in the aggregate, a Bullion Material Adverse Effect.

(d)

Subsidiaries. Bullion does not have Subsidiaries or any interests in any Person, other than those listed on Schedule 4.1(d) to the Bullion Disclosure Letter. Each Subsidiary of Bullion is duly organized and is validly existing under the Laws of its jurisdiction of incorporation or organization, has full corporate power and authority to own its assets and conduct its business as now owned and conducted by it and is duly qualified to carry on business in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not have a Bullion Material Adverse Effect. Except as disclosed on Schedule 4.1(d) of the Bullion Disclosure Letter, Bullion beneficially owns, directly or indirectly, all of the issued and outstanding securities of each of its Subsidiaries. All of the outstanding shares in the capital of each of the Subsidiaries that is a corporation are: (a) validly issued, fully-paid and non-assessable and all such shares are owned free and clear of all pledges, security interests, Liens, claims or encumbrances of any kind or nature whatsoever; and (b) are free of any other restrictions including any restriction on the right to vote, sell or otherwise dispose of shares. Bullion does not hold any equity or voting interest, or right to acquire an equity or voting interest, in any Person, other than its interests in the Subsidiaries listed on Schedule 4.1(d) to the Bullion Disclosure Letter or as otherwise disclosed on such Schedule.

(e)	Compliance with Laws.

(i)

Except as set forth in Schedule 4.1(e) to the Bullion Disclosure Letter, the operations of Bullion and its Subsidiaries have been and are now (and the operations of Old Bullion were) conducted in compliance with all Laws that have been and are now applicable to the operations of Bullion or of any of its Subsidiaries and, to the knowledge of Bullion, none of Bullion or any of its Subsidiaries has received any notice of any alleged violation of any such Laws, other than non-compliance or violations which, individually or in the aggregate, would not have a Bullion Material Adverse Effect.

(ii)

None of Bullion or any of its Subsidiaries is in conflict with, or in default (including cross defaults) under or in violation of: (a) its articles of incorporation or by-laws or equivalent organizational documents; or (b) any agreement or understanding to which it or by which any of its properties or assets is bound or affected, except for failures which, individually or in the aggregate, would not have a Bullion Material Adverse Effect.

(iii) Bullion has fully complied with all of its obligations pursuant to the Order and Judgment on Amended Stipulation by the Utah Third District Court dated March 31, 2005.

(f)

Company Authorizations. Except as set forth in Schedule 4.1(f) to the Bullion Disclosure Letter, Bullion and its Subsidiaries have obtained all Authorizations necessary for the ownership, operation, development, maintenance, or use of the material assets of Bullion or its Subsidiaries or otherwise in connection with the material business or operations of Bullion or its Subsidiaries and such Authorizations are in full force and effect. Bullion and its Subsidiaries have fully complied with and are in compliance with all Authorizations, except, in each case, for such non-compliance which, individually or in the aggregate, would not have a Bullion Material Adverse Effect. There is no action, investigation or proceeding pending or, to the knowledge of Bullion, threatened regarding any of the Authorizations. None of Bullion or any of its Subsidiaries has received any written notice of revocation or non-renewal of any such Authorizations, or of any intention of any Person to revoke or refuse to renew any of such Authorizations, except in each case, for revocations or non-renewals which, individually or in the aggregate, would not have a Bullion Material Adverse Effect and, to the knowledge of Bullion, all such Authorizations continue to be effective in order for Bullion and its Subsidiaries to continue to conduct their respective businesses as they are currently being conducted. No Person other than Bullion or a Subsidiary thereof owns or has any proprietary, financial or other interest (direct or indirect) in any of the Authorizations.

(g)	Capitalization and Listing.

(i)

The authorized share capital of Bullion consists of 100,000,000 Bullion Shares and 10,000,000 shares of preferred stock of a par value of $0.001 per share. As at the date of this Agreement there are: (y) 39,360,518 Bullion Shares validly issued and outstanding as fully-paid and non-assessable shares of Bullion and nil preferred shares issued and outstanding; and (z) Bullion Warrants providing for the issuance of 2,500,000 Bullion Shares upon the exercise thereof.

(ii)

The Bullion Shares are quoted on the OTCQB and the Frankfurt Stock Exchange, and are not listed or quoted on any market, stock exchange, over-the-counter market or quotation system other than the OTCQB and the Frankfurt Stock Exchange.

(iii)

Schedule 4.1(g)(iii) to the Bullion Disclosure Letter sets forth, as of the date hereof, the holders of all outstanding Bullion Warrants and the number, exercise prices and expiration dates of each grant to such holders. All Bullion Shares that may be issued pursuant to the exercise of outstanding Bullion Warrants will, when issued in accordance with the terms of the Bullion Warrants be duly authorized, validly issued, fully-paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights.

(iv)

There are no contractual obligations of Bullion or any of its Subsidiaries (i) to repurchase, redeem or otherwise acquire any Bullion capital stock or capital stock of any of its Subsidiaries, voting securities of, or any other equity interests in Bullion or any of its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of Bullion capital stock, or any voting securities of, or any other equity interests in Bullion or any of its Subsidiaries or (ii) pursuant to which Bullion or any of its Subsidiaries is or could be required to register shares of Bullion capital stock or other securities under the Securities Act.

(v)

Except as set forth in Subsection 4.1(g)(i) or Schedule 4.1(g)(v) to the Bullion Disclosure Letter, none of Bullion and its Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, calls, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock- based performance units, commitments or agreements of any character (A) calling for the purchase, transfer or issuance of, or the payment of any amount based on, any Bullion capital stock or capital stock of any of its Subsidiaries, voting securities of or any other equity interests in Bullion or any securities representing the right to purchase or otherwise receive any Bullion Shares, voting securities of or other equity interests in Bullion or its Subsidiaries, (B) obligating Bullion or any of its Subsidiaries to issue, grant, extend or enter into any such subscription, option, warrant, call, right, convertible or exchangeable security, “phantom” stock right, stock appreciation right, stock-based performance unit, commitment or agreement or (C) giving any Person the right to receive any economic benefit or right similar to, or derived from, the economic benefits and rights accruing to holders of capital stock of, or other equity interests in, Bullion or any of its Subsidiaries.

(vi)

There are no voting trusts or other agreements or understandings to which Bullion or any of its Subsidiaries is a party relating to the voting of any Bullion capital stock, or any voting securities of or any equity interests in Bullion or any of its Subsidiaries.

	(vii)	No order ceasing or suspending trading in securities of Bullion nor prohibiting the sale of such securities has been issued and is outstanding against Bullion or its directors, officers or promoters.

(h)

SEC Filings. Bullion has timely filed with or furnished to, as applicable, the SEC all registration statements, prospectuses, reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated by reference) required to be filed or furnished by it with the SEC since April 30, 2010 (the “Bullion Public Documents”). As of their respective filing dates (or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing prior to the date hereof), each of the Bullion Public Documents complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act, and the rules and regulations of the SEC thereunder applicable to such Bullion Public Documents. None of the Bullion Public Documents, including any financial statements, schedules or exhibits included or incorporated by reference therein at the time they were filed (or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing prior to the date hereof), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of Bullion’s Subsidiaries is required to file or furnish any forms, reports or other documents with the SEC. Bullion has not filed any confidential material change or other report or other document with any securities regulatory authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential.

(i)

Financial Statements. Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Bullion Public Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto as of their respective dates; (ii) was prepared in accordance with US GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and, in the case of unaudited interim financial statements, as may be permitted by the SEC for Quarterly Reports on Form 10-Q); and (iii) fairly presented in all material respects the consolidated financial position of Bullion and its consolidated Subsidiaries at the respective dates thereof and the consolidated results of Bullion’s operations, cash flows and changes to shareholders’ equity for the periods indicated therein, subject, in the case of unaudited interim financial statements, to normal and year-end audit adjustments as permitted by US GAAP and the applicable rules and regulations of the SEC.

(j)

Internal Controls. Bullion and each of its Subsidiaries has established and maintains a system of “internal controls over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP, (ii) that receipts and expenditures of Bullion and its Subsidiaries are being made only in accordance with authorizations of management and the Bullion Board, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Bullion’s and its Subsidiaries’ assets that could have a material effect on Bullion’s financial statements.

(k)

Disclosure Controls and Procedures. Bullion’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all information (both financial and non-financial) required to be disclosed by Bullion in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Bullion’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of Bullion required under the Exchange Act with respect to such reports. Bullion has disclosed, based on its most recent evaluation of such disclosure controls and procedures prior to the date of this Agreement, to Bullion’s auditors and the audit committee of the Bullion Board and on Schedule 4.1(k) of the Bullion Disclosure Letter (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting known to Bullion that are reasonably likely to adversely affect in any material respect Bullion’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, known to Bullion that involves management or other employees who have a significant role in Bullion’s internal controls over financial reporting. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meaning assigned to them in Public Company Accounting Oversight Board Auditing Standard 5, as in effect on the date of this Agreement.

(l)

Undisclosed Liabilities. Neither Bullion nor any of its Subsidiaries has any Liabilities other than Liabilities that (i) are reflected or recorded on the balance sheet of Bullion dated as of October 31, 2011 contained in Bullion Public Documents (including in the notes thereto), (ii) are incurred in connection with the transactions contemplated by this Agreement, or (iii) were incurred since the date of such balance sheet in the ordinary course of business consistent with past practice, which would not be prohibited by this Agreement, and that have not had and would not reasonably be expected to have, individually or in the aggregate, a Bullion Material Adverse Effect.

(m)

Off-balance Sheet Arrangements. Neither Bullion nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar agreement (including any agreement or arrangement relating to any transaction or relationship between or among Bullion and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such contract is to avoid disclosure of any material transaction involving, or material Liabilities of, Bullion or any of its Subsidiaries in Bullion’s or such Subsidiary’s published financial statements or other Bullion Public Documents.

(n)

Sarbanes-Oxley Compliance. Each of the principal executive officer and the principal financial officer of Bullion (or each former principal executive officer and each former principal financial officer of Bullion, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (including the rules and regulations promulgated thereunder, the “Sarbanes-Oxley Act”) with respect to Bullion Public Documents, and the statements contained in such certifications are true and accurate in all material respects. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Neither Bullion nor any of its Subsidiaries has outstanding (nor has arranged or modified since the enactment of the Sarbanes-Oxley Act) any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) to directors or executive officers (as defined in Rule 3b-7 under the Exchange Act) of Bullion or any of its Subsidiaries. Bullion is otherwise in compliance with all applicable provisions of the Sarbanes-Oxley Act, except for any non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Bullion Material Adverse Effect.

(o)	Interest in Properties and Mineral Rights.

(i)

All of Bullion’s and its Subsidiaries’ real properties (collectively, the “Bullion Property”) and all of Bullion’s and its Subsidiaries’ mineral interests and rights (including any claims, concessions, exploration licenses, exploitation licenses, prospecting permits, mining leases and mining rights, in each case, either existing under contract, by operation of Law or otherwise) (collectively, the “Bullion Mineral Rights”), are set out in Schedule 4.1(o)(i) of the Bullion Disclosure Letter. Other than the Bullion Property and the Bullion Mineral Rights set out in Schedule 4.1(o)(i) of the Bullion Disclosure Letter, neither Bullion nor its Subsidiaries, owns or has any interest in any real property or any mineral interests and rights.

(ii)

Except as disclosed on Schedule 4.1(o)(ii) of the Bullion Disclosure Letter, Bullion or a Subsidiary of Bullion is the sole legal and beneficial owner of all right, title and interest in and to the Bullion Property and the Bullion Mineral Rights, free and clear of any Liens.

	(iii)	All of the Bullion Mineral Rights have been properly located and recorded in compliance with applicable Law and are comprised of valid and subsisting mineral claims.

(iv)

The Bullion Property and the Bullion Mineral Rights are in good standing under applicable Law and, to the knowledge of Bullion, all work required to be performed and filed in respect thereof has been performed and filed, all Taxes, rentals, fees, expenditures and other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made.

	(v)	There is no adverse claim against or challenge to the title to or ownership of the Bullion Property or any of the Bullion Mineral Rights.

	(vi)	Bullion or a Subsidiary of Bullion has the exclusive right to deal with the Bullion Property and all of the Bullion Mineral Rights.

(vii)

Except as disclosed in Schedule 4.1(o)(vii) of the Bullion Disclosure Letter, no Person other than Bullion and its Subsidiaries has any interest in the Bullion Property or any of the Bullion Mineral Rights or the production or profits therefrom or any royalty in respect thereof or any right to acquire any such interest.

(viii)

Except as disclosed in Schedule 4.1(o)(viii) of the Bullion Disclosure Letter, there are no back-in rights, earn-in rights, rights of first refusal or similar provisions or rights which would affect Bullion’s or a Subsidiary’s interest in the Bullion Property or any of the Bullion Mineral Rights.

(ix)

There are no material restrictions on the ability of Bullion and its Subsidiaries to use, transfer or exploit the Bullion Property or any of the Bullion Mineral Rights, except pursuant to the applicable Law.

(x)

None of Bullion, any of its Subsidiaries or Old Bullion has received any written notice from any Governmental Authorities of any revocation or intention to revoke any interest of Bullion or a Subsidiary in any of the Bullion Property or any of the Bullion Mineral Rights.

(xi)

Bullion and its Subsidiaries have all surface rights, including fee simple estates, leases, easements, rights of way and permits or licenses operations from landowners or Governmental Authorities permitting the use of land by Bullion and its Subsidiaries, and mineral interests that are required to exploit the development potential of the Bullion Property and the Bullion Mineral Rights as contemplated in Bullion Public Documents filed on or before the date hereof and no third party or group holds any such rights that would be required by Bullion to develop the Bullion Property or any of the Bullion Mineral Rights as contemplated in Bullion Public Documents filed on or before the date hereof.

(xii)

All mines located in or on the Bullion Property, or properties pooled or unitized therewith, which have been abandoned by Bullion, any of its Subsidiaries or Old Bullion have been abandoned in accordance with good mining practices and in compliance with all applicable Laws, and all future abandonment, remediation and reclamation obligations known to Bullion as of the date hereof have been accurately set forth in Bullion Public Documents without omission of information necessary to make the disclosure not misleading

(p)	Operational Matters. Except as would not, individually or in the aggregate, be reasonably expected to result in a Bullion Material Adverse Effect:

(i)

all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of Bullion, its Subsidiaries and its material joint ventures, have been: (A) duly paid; (B) duly performed; or (C) provided for prior for the date hereof; and

(ii)

all costs, expenses, and Liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which Bullion or any of its Subsidiaries or material joint ventures is directly or indirectly bound have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business.

(q)	Employment Matters.

(i)

Other than as disclosed in Schedule 4.1(q)(i) of the Bullion Disclosure Letter, neither Bullion nor any of its Subsidiaries has entered into any written or oral agreement or understanding providing for severance or termination payments to any director, officer or employee in connection with the termination of their position or their employment as a direct result of a change in control of Bullion.

(ii)

Except as disclosed in Schedule 4.1(q)(ii) of the Bullion Disclosure Letter, neither Bullion nor any of its Subsidiaries (i) is a party to any collective bargaining agreement, or (ii) is subject to any application for certification or, to the knowledge of Bullion, threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement. To the knowledge of Bullion, no fact or event exists that is likely to give rise to a change in the representation in this Subsection 4.1(q) on or before the Closing Date.

(iii)

Neither Bullion nor any of its Subsidiaries is subject to any written claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or, to the knowledge of Bullion, threatened, or any litigation actual, or to the knowledge of Bullion, threatened, relating to employment or termination of employment of employees or independent contractors, except for such claims or litigation which individually or in the aggregate would not reasonably be expected to have a Bullion Material Adverse Effect. To the knowledge of Bullion, no labor strike, lock-out, slowdown or work stoppage is pending or threatened against or directly affecting Bullion.

(iv)

Bullion and its Subsidiaries have operated in accordance in all material respects with all applicable Laws with respect to employment and labor, including employment and labor standards, occupational health and safety, employment equity, pay equity, workers’ compensation, human rights, labor relations and privacy and there are no current, pending, or to the knowledge of Bullion, threatened proceedings before any board or tribunal with respect to any of the areas listed herein, except where the failure to so operate would not have a Bullion Material Adverse Effect.

(r)

Absence of Certain Changes or Events. Except as (x) disclosed in the Bullion Public Documents filed and publicly available prior to the date of this Agreement, (y) set forth in Schedule 4.1(r) of the Bullion Disclosure Letter or (z) contemplated by this Agreement, since April 30, 2011:

	(i)	Bullion and its Subsidiaries have conducted their respective businesses only in the ordinary course of business and consistent with past practice;

	(ii)	no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had or is reasonably likely to have a Bullion Material Adverse Effect has been incurred;

	(iii)	there has not been any event, circumstance or occurrence which has had or is reasonably likely to give rise to a Bullion Material Adverse Effect;

	(iv)	except as required by US GAAP, there has not been any change in the accounting practices used by Bullion and its Subsidiaries;

(v)

except as disclosed in Schedule 4.1(r)(v) of the Bullion Disclosure Letter and except for ordinary course adjustments to officers, directors or employees, there has not been any increase in the salary, bonus, or other remuneration payable to any employees of any of Bullion or its Subsidiaries;

(vi)

except as disclosed in Schedule 4.1(r)(vi) of the Bullion Disclosure Letter, there has not been any redemption, repurchase, cancellation or other acquisition of Bullion Shares by Bullion, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to the Bullion Shares;

(vii)

there has not been a material change in the level of accounts receivable or payable, inventories or employees, other than those changes in the ordinary course of business consistent with past practice;

	(viii)	there has not been any entering into, or an amendment of, any Material Contract other than in the ordinary course of business consistent with past practice; and

(ix)

except as disclosed in Schedule 4.1(r)(ix) of the Bullion Disclosure Letter, there has not been any satisfaction or settlement of any claims or Liabilities that were not reflected in Bullion’s audited financial statements, other than the settlement of claims or Liabilities incurred in the ordinary course of business consistent with past practice.

(s)

Litigation. Except as disclosed in Schedule 4.1(s) of the Bullion Disclosure Letter, there is no claim, action, proceeding or investigation pending or, to the knowledge of Bullion, threatened against or relating to Bullion or any of its Subsidiaries, the business of Bullion or any of its Subsidiaries or affecting any of their properties, assets, before or by any Governmental Authorities which, if adversely determined, would have, or would reasonably be expected to have, a Bullion Material Adverse Effect or prevent or materially delay the consummation of the Merger, nor to the knowledge of Bullion are there any events or circumstances which, in the reasonable opinion of Bullion, could be expected to give rise to any such claim, action, proceeding or investigation (provided that the representation in this Subsection 4.1(s) shall not apply to claims, actions, proceedings, or investigations which may arise after the date of this Agreement which do not have a reasonable prospect of succeeding or, if successful, would not give rise to, nor reasonably be expected to give rise to, a Bullion Material Adverse Effect). Neither Bullion nor any of its Subsidiaries is subject to any outstanding order, writ, injunction or decree which has had or is reasonably likely to have a Bullion Material Adverse Effect or which would prevent or materially delay consummation of the transactions contemplated by this Agreement.

(t)	Taxes.

(i)

Except as set forth in Schedule 4.1(t) to the Bullion Disclosure Letter, Bullion has filed or caused to be filed, and will continue to file and cause to be filed, in a timely manner all Tax Returns required to be filed by it (all of which Tax Returns were correct and complete in all material respects and no material fact has been omitted therefrom) and have paid, collected, withheld or remitted, or caused to be paid, collected, withheld or remitted, all Taxes that are due and payable, collectible and remittable. Bullion has provided adequate accruals in accordance with US GAAP in all published consolidated financial statements for any Taxes for the period covered by such financial statements which have not been paid, whether or not shown as being due on any Tax Returns. Since such publication date, no material Liability for Taxes not reflected in such consolidated financial statements has been incurred or accrued by Bullion other than in the ordinary and regular course of business. To the knowledge of Bullion, no lien for Taxes has been filed or exists other than for Taxes not yet due and payable.

(ii)

All Taxes, local improvements, utilities and any and all other payments to or assessments of any Governmental Authority having jurisdiction in respect of the Bullion Property have been accrued, paid or made by Bullion in respect of the Bullion Property. There are no reassessments of Taxes in respect of Bullion that are outstanding and there are no outstanding issues which have been raised and communicated to Bullion by any Governmental Authority for any taxation year in respect of which a Tax Return of Bullion has been audited. No Governmental Authority has challenged, or disputed Bullion in writing of any Taxes or Tax Returns. Bullion is not negotiating any draft assessment or reassessment with any Governmental Authority. Bullion is not aware of any contingent Liabilities for Taxes or any grounds for an assessment or reassessment of Bullion, including, without limitation, unreported benefits conferred on any shareholder, aggressive treatment of income, expenses, credits or other claims for deduction under any return or notice other than as disclosed in the Bullion Financial Statements. Bullion has not received any written indication from any Governmental Authority that an assessment or reassessment of Bullion is proposed in respect of any Taxes, regardless of its merits. Bullion has not executed or filed with any Governmental Authority any agreement or waiver extending the period for the assessment, reassessment, collection of any Taxes or filing of any Tax Returns. Bullion has not entered into a closing agreement pursuant to Section 7121 of the Tax Code or similar provision under any other applicable Laws.

(iii)

Bullion has withheld from each payment made to any of its present or former employees, officers and directors, and to all other Persons, all amounts required by applicable Law to be withheld, and furthermore, has remitted such withheld amounts within the prescribed periods to the appropriate Governmental Authority. Bullion has remitted all Federal Insurance Contributions Act (FICA) and similar contributions, retirement plan contributions, employment insurance premiums, employer health taxes and other Taxes payable by it in respect of its employees, agents and consultants, as applicable, and has remitted such amounts to the proper Governmental Authority within the time required under applicable Laws. Bullion has charged, collected and remitted on a timely basis all Taxes required under applicable Laws on any sale, supply or delivery whatsoever, made by them.

(iv)	Bullion has not received written notice from a taxing authority in a jurisdiction where it does not file a Tax Return that it may be subject to taxation by that jurisdiction.

(v)

Bullion is not a party to any agreement or contract that would result, separately or in the aggregate, in the payment of any “excess parachute payments” within the meaning of Section 280G of the Tax Code and the consummation of the transactions contemplated by this Agreement will not be a factor causing payments to be made by Bullion that are not deductible (in whole or in part) as a result of the application of Section 280G of the Tax Code.

(vi)

Bullion (i) has not requested any extension of time within which to file any Tax Return, which Tax Return has not since been filed; or (ii) has granted a power of attorney to any Person with respect to a taxable period.

(vii)	Bullion is not subject to accumulated earnings tax penalty and has not received any notification regarding a personal holding company tax.

(viii)

Bullion is not required to include in income any adjustment under either Section 481(a) or Section 482 of the Tax Code (or an analogous provision of applicable Law) by reason of a voluntary change in accounting method or otherwise and Bullion has no knowledge that the Internal Revenue Service has proposed any such adjustment or change in accounting method.

(ix)

All transactions that could give rise to an understatement of federal income tax (within the meaning of Section 6661 of the Tax Code as it applied prior to repeal) or an underpayment of tax (within the meaning of Section 6662 of the Tax Code) were reported by Bullion in a manner for which there is substantial authority or were adequately disclosed on the Tax Returns required in accordance with Sections 6661(b)(2)(B) and 6662(d)(2)(B) of the Tax Code.

(x)

Bullion has not engaged in any transaction that would result in a deemed election under Section 338(e) of the Tax Code, and Bullion will not engage in any such transaction within any applicable “consistency period” (as such term is defined in Section 338 of the Tax Code). Bullion was not acquired in a qualified stock purchase under Section 338(d)(3) of the Tax Code and no elections under Section 338(g) of the Tax Code, protective carryover basis elections, offset prohibition elections or other deemed or actual elections under Section 338 are applicable to Bullion.

(xi)	Bullion is not a party to any Tax allocation or sharing agreement.

(xii)	Bullion has paid all Taxes, charges, fees, levies or other assessments of a foreign country paid or accrued from the date of its formation.

(xiii)

Except as set forth in Schedule 4.1(t) to the Bullion Disclosure Letter, Bullion does not have either an “overall foreign loss” within the meaning of Section 904 of the Tax Code or a “dual consolidated loss” within the meaning of Treasury Regulation Section 1.1503-2.

(xiv)	Bullion does not participate in or cooperate with (or participated in or cooperated with) an international boycott within the meaning of Section 999(b)(3) of the Tax Code.

(xv)

Bullion is a United States real property holding corporation within the meaning in Section 897(c)(2) of the Tax Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Tax Code and the Bullion Shares are regularly traded on an established securities exchange within the meaning of Treasury Regulation Section 1.897-9T(d).

(xvi)

To the knowledge of Bullion, each Bullion shareholder who holds, or has held during the prior 5 years, directly or constructively, more than five percent of the issued and outstanding Bullion Shares is “United States person” as defined under Section 7701(a)(30) of the Tax Code.

(xvii)

Bullion (i) has been not a member of an affiliated group filing a consolidated Tax Return (other than a group the common parent of which was Bullion) or (ii) does not have any Liability for the Taxes of any Person (other than Bullion) under Section 1.1502-6 of the Treasury Regulation (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise.

(xviii)

 Bullion does not constitute either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Tax Code) in a distribution of shares qualifying for tax-deferred treatment under Section 355 of the Tax Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Tax Code) in conjunction with the purchase of the Bullion Shares.

(xix)

 None of the indebtedness of Bullion constitutes (i) “corporate acquisition indebtedness” (as defined in Section 279(b) of the Tax Code) with respect to which any interest deductions may be disallowed under Section 279 of the Tax Code or (ii) an “applicable high yield discount obligation” under Section 163(i) of the Tax Code; and none of the interest on any such indebtedness will be disallowed as a deduction under any other provision of the Tax Code.

	(xx)	Bullion has not engaged in any transaction that is subject to disclosure under present or former Treasury Regulation Sections 1.6011-4 or 1.6011-4T, as applicable.

(xxi)

There is no contract, agreement, plan or arrangement to which Bullion is a party as of the Closing Date, including but not limited to the provisions of this Agreement, covering any employee or former employee of Bullion that would reasonably be expected to give rise to a payment of any amount as a result of the Merger that would not be deductible pursuant to Sections 404 or 162(m) of the Tax Code.

(xxii)

 Bullion has not been at any time a member of any partnership or joint venture or the holder of a beneficial interest in any trust for any period for which the statute of limitations for any Taxes potentially applicable as a result of such membership or holding has not expired.

(u)

Books and Records. The corporate records and minute books of Bullion and its Subsidiaries have been maintained in accordance with all applicable Laws, and the minute books of Bullion and its Subsidiaries as provided to Eurasian are complete and accurate in all material respects. The corporate minute books for Bullion and its Subsidiaries contain minutes of all meetings and resolutions of the directors and securityholders held. The financial books and records and accounts of Bullion and its Subsidiaries in all material respects: (a) have been maintained in accordance with good business practices for companies of similar size and character to Bullion and such Subsidiary and in accordance with US GAAP and with the accounting principles generally accepted in the country of domicile of each such entity, on a basis consistent with prior years; (b) are stated in reasonable detail and, in the case of its Subsidiaries, during the period of time when owned by Bullion, accurately and fairly reflect the transactions and dispositions of assets of Bullion and its Subsidiaries; and (c) in the case of the Subsidiaries, during the period of time when owned by Bullion, accurately and fairly reflect the basis for Bullion’s consolidated financial statements.

(v)	Insurance.

(i)

Bullion has in place reasonable and prudent insurance policies appropriate for its size, nature and stage of development. All premiums payable prior to the date hereof under such policies of insurance have been paid and neither Bullion nor any of its Subsidiaries has failed to make a claim thereunder on a timely basis.

(ii)

Each of such policies and other forms of insurance is in full force and effect on the date hereof and shall (or comparable replacement or substitutions therefore shall) be kept in full force and effect by Bullion through the Closing Date. No written (or to the knowledge of Bullion other) notice of cancellation or termination has been received by Bullion or any Subsidiary with respect to any such policy.

(w)

Non-Arm’s Length Transactions. Except as disclosed in Schedule 4.1(q) or Schedule 4.1(w) of the Bullion Disclosure Letter, there are no current contracts, commitments, agreements, arrangements or other transactions (including relating to indebtedness by Bullion or any of its Subsidiaries) between Bullion or any of its Subsidiaries on the one hand, and any (a) officer or director of Bullion or any of its Subsidiaries, (b) any holder of record or, to the knowledge of Bullion, beneficial owner of five percent or more of the voting securities of Bullion, or (c) any affiliate or associate of any officer, director or beneficial owner, on the other hand.

(x)	Benefit Plans.

(i)

Schedule 4.1(x)(i) of the Bullion Disclosure Letter contains a true and complete list of each plan, fund, contract, program, agreement and arrangement (whether written or not) for the benefit of present or former employees or directors, including those intended to provide pension, profit sharing, retirement, supplemental retirement, deferred compensation, equity incentive, or bonus or other incentive benefits (whether or not tax qualified and whether or not defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)); disability, medical, dental, or other health insurance benefits, life insurance or other death benefit benefits (whether or not defined in Section 3(1) of ERISA); salary continuation, unemployment, supplemental unemployment, severance, termination pay, change-in-control, vacation or holiday benefits (whether or not defined in Section 3(3) of ERISA) (i) to which Bullion or any of its Subsidiaries is a party or by which it is bound, (ii) with respect to which Bullion or any of its Subsidiaries has made any payments or contributions or may otherwise have any Liability, whether direct or indirect, (including any such plan or other arrangement formerly maintained by Bullion or any of its Subsidiaries), (iii) that Bullion or any of its Subsidiaries has committed to implement, establish, adopt or contribute to in the future, (iv) for which Bullion or any of its Subsidiaries is or may be financially liable as a result of Bullion’s affiliation with any company or any company’s shareholders which together with Bullion or any of its Subsidiaries would be deemed a “single employer” within the meaning of Section 414(b), (c) or (m) of the Tax Code or Section 4001(b)(1) of ERISA (a “Bullion ERISA Affiliate”) (whether or not such affiliation exists at the date of this Agreement and notwithstanding that the plan is maintained by Bullion or any of its Subsidiaries for the benefit of its employees or former employees), or (v) for or with respect to which Bullion or any of its Subsidiaries is or may become liable under any common law successor doctrine, express successor liability provision of Law, labor or employment Law or agreement with a predecessor employer (“Bullion Benefit Plan”). No Bullion Benefit Plan includes any arrangement that has been terminated and completely wound up prior to the date of this Agreement and for which neither Bullion nor any of its affiliates has any present or potential Liability.

(ii)

With respect to each Bullion Benefit Plan, (i) such plan has been administered in compliance with its terms and applicable Law in all material respects, (ii) neither Bullion nor any Bullion ERISA Affiliate has engaged in, and Bullion and each Bullion ERISA Affiliate do not have any knowledge of any Person that has engaged in, any transaction or acted or failed to act in any manner that would subject Bullion or any Bullion ERISA Affiliate to any liability for a material breach of fiduciary duty under ERISA, (iii) no disputes are pending or, to the knowledge of Bullion or any Bullion ERISA Affiliate, threatened, other than ordinary claims for benefits, nor, to the knowledge of Bullion, is there any basis for such a proceeding, (iv) neither Bullion nor any Bullion ERISA Affiliate has engaged in, and neither Bullion nor any Bullion ERISA Affiliate has any knowledge of any Person that has engaged in, any transaction prohibited by Section 406 of ERISA or Section 4975 of the Tax Code, (v) all contributions due have been made on a timely basis, (vi) all required reports, notices and descriptions related to the Bullion Benefit Plan (including, but not limited to, those required by Bullion Benefit Plan provisions, ERISA and the Tax Code) have been distributed to participants or filed with the appropriate Governmental Authority, (vii) all contributions made under any Bullion Benefit Plan meet the requirements for deductibility under the Tax Code, (viii) Bullion is not liable (either directly or as a result of indemnification) for any excise Taxes, penalties, damages or equitable relief as a result of any violation under ERISA or any other applicable Law, and (ix) no audit or examination by a Governmental Authority is currently pending (nor has written notice been received regarding a potential audit or examination) and there are no pending submissions to a Governmental Authority.

(iii)

Any Bullion Benefit Plan, individual employment, severance or other compensatory agreement or arrangement with respect to which Bullion or any Bullion ERISA Affiliate has any current or future obligation that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Tax Code), complies in form with the requirements under Code Section 409A and the Treasury Regulations issued thereunder (without regard to the effective date of such regulations) so as not to result in the imposition of additional Tax or interest to a service provider. No Bullion Benefit Plan is a multiple employer plan (as defined in Section 413(c) of the Tax Code), a multiemployer plan (as defined in Section 3(37) of ERISA), a defined benefit pension plan (as defined in Section 3(35) of ERISA) subject to Title IV of ERISA, a plan subject to the minimum funding standards under Section 302 of ERISA or Section 412 of the Tax Code, a plan that is intended to be qualified under Section 401(a), a welfare plan that is self funded, a plan that owns employer stock or a plan that is funded, in whole or in part, through a voluntary employees’ beneficiary association exempt from Tax under Section 501(c)(9) of the Tax Code.

(iv)

Except as listed on Schedule 4.1(x)(iv) of the Bullion Disclosure Letter, no present or former employees or directors of Bullion or any of its Subsidiaries are covered by any employee agreements or plans that provide or will provide severance pay, post-termination health or life insurance benefits (except as required pursuant to Section 4980(B) of the Tax Code) or any similar benefits.

	(v)	Neither Bullion nor any Bullion ERISA Affiliate is or ever has been subject to the requirements of Section 4980B of the Tax Code or Section 406 of ERISA.

(vi)

No condition, agreement or Bullion Benefit Plan provision limits the right of Eurasian or Merger Sub to amend, cut back or terminate any Bullion Benefit Plan (except to the extent such limitation arises under ERISA). Each Bullion Benefit Plan may be unilaterally amended or terminated in its entirety without liability except as to benefits accrued thereunder prior to such amendment or termination.

(vii)

The execution, delivery, and performance by Bullion of this Agreement or any Ancillary Agreement to which Bullion is or will be a party and the consummation of the Transactions will not constitute an event under any Bullion Benefit Plan that will (i) cause any Bullion Benefit Plan to increase benefits payable to any participant or beneficiary, (ii) entitle any current or former employee or director of Bullion or any of its Subsidiaries to severance pay, unemployment compensation or any other payment, benefit or award, (iii) modify or result in any payment (whether as severance pay or otherwise), acceleration, vesting, or increases in benefits, awards or compensation with respect to any employee of Bullion, or (iv) cause any payments or benefits to any employee or director to be either subject to an excise Tax or non-deductible to Bullion under Sections 4999 and 280G of the Tax Code.

(y)	Environmental. Except for any matters that, individually or in the aggregate, would not have or would not reasonably be expected to have a Bullion Material Adverse Effect:

	(i)	all facilities and operations of Bullion and its Subsidiaries have been conducted, and are now (and the facilities and operations of Old Bullion were), in compliance with all Environmental Laws;

(ii)

Bullion and its Subsidiaries are in possession of, and in compliance with, all Environmental Permits that are required to own, lease and operate the Bullion Property and Bullion Mineral Rights and to conduct their respective business as they are now being conducted;

(iii)

no environmental, reclamation or closure obligation, demand, notice, work order or other Liabilities presently exist with respect to any portion of any currently or formerly owned, leased, used or otherwise controlled property, interests and rights or relating to the operations and business of Bullion, its Subsidiaries or Old Bullion and, to the knowledge of Bullion, there is no basis for any such obligations, demands, notices, work orders or Liabilities to arise in the future as a result of any activity in respect of such property, interests, rights, operations and business;

(iv)

neither Bullion nor any of its Subsidiaries is subject to any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction or expenditures;

(v)

to the knowledge of Bullion, there are no changes in the status, terms or conditions of any Environmental Permits held by Bullion or any of its Subsidiaries or any renewal, modification, revocation, reassurance, alteration, transfer or amendment of any such environmental approvals, consents, waivers, permits, orders and exemptions, or any review by, or approval of, any Governmental Authorities of such environmental approvals, consents, waivers, permits, orders and exemptions that are required in connection with the execution or delivery of this Agreement, the consummation of the transactions contemplated herein or the continuation of the business of Bullion or any of its Subsidiaries following the Closing Date;

(vi)

Bullion and its Subsidiaries have made available to Eurasian all material audits, assessments, investigation reports, studies, plans, regulatory correspondence and similar information with respect to environmental matters; and

(vii)

to the knowledge of Bullion, none of Bullion, its Subsidiaries or Old Bullion are subject to any past or present fact, condition or circumstance that could reasonably be expected to result in liability under any Environmental Laws that would individually or in the aggregate, constitute a Bullion Material Adverse Effect.

(z)

Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon Bullion or any Subsidiary that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of Bullion or any Subsidiary, any acquisition of property by Bullion or any Subsidiary or the conduct of business by Bullion or any Subsidiary as currently conducted (including following the transaction contemplated by this Agreement) other than such agreements, judgments, injunctions, orders or decrees which would not, individually or in the aggregate, reasonably be expected to have a Bullion Material Adverse Effect.

(aa)

Material Contracts. Schedule 4.1(aa) of the Bullion Disclosure Letter sets forth all Material Contracts of Bullion. Bullion and its Subsidiaries have performed in all material respects all respective obligations required to be performed by them to date under the Material Contracts. Neither Bullion nor any of its Subsidiaries is in breach or default under any Material Contract to which it is a party or bound, nor does Bullion have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default, except in each case where any such breaches or defaults would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Bullion Material Adverse Effect. Neither Bullion nor any Subsidiary of Bullion knows of, or has received written notice of, any breach or default under (nor, to the knowledge of Bullion, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under) any such Material Contract by any other party thereto except where any such violation or default would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Bullion Material Adverse Effect. Prior to the date hereof, Bullion has made available to Eurasian true and complete copies of all of the Material Contracts of Bullion. All Material Contracts are legal, valid, binding and in full force and effect and are enforceable by Bullion (or a Subsidiary thereof, as the case may be) in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity) and are the product of fair and arms’ length negotiations between the parties thereto.

(bb)	Intellectual Property.

(i)

Bullion owns, free and clear of all security interests, or has the valid right to use all Intellectual Property used by it in its business as currently conducted and as proposed to be conducted. Except as disclosed in Schedule 4.1(bb) of the Bullion Disclosure Letter, no other Person (other than licensors of software that is generally commercially available, licensors of Intellectual Property under the agreements disclosed pursuant to paragraph (v) below and licensees of the Intellectual Property of Bullion disclosed pursuant to paragraph (iv) below) has any rights to any of the Intellectual Property owned or used by Bullion, and, to Bullion’s knowledge, no other Person is infringing, violating or misappropriating any of the Intellectual Property that Bullion owns.

(ii)

To Bullion’s knowledge: (x) none of the activities or business conducted by Bullion or its Subsidiaries constitutes a misappropriation of (or in the past constituted a misappropriation of) any Intellectual Property of any other Person; and (y) none of the activities or business conducted by Bullion or its Subsidiaries infringes or violates (or in the past infringed or violated) any Intellectual Property of any Person. To Bullion’s knowledge, none of the activities or business proposed to be conducted by Bullion or its Subsidiaries will infringe, violate, or constitute a misappropriation of, any Intellectual Property of any other Person. To Bullion’s knowledge, neither Bullion nor any of its Subsidiaries has received any complaint, claim or notice alleging any infringement, violation or misappropriation of any Intellectual Property of any Person, and, to the knowledge of Bullion, there is no basis for any such complaint, claim or notice.

(iii)

Neither Bullion nor any of its Subsidiaries has received any written communication (excluding communications from national or regional patent offices) challenging the inventorship, validity, enforceability or ownership of any Intellectual Property, and to Bullion’s knowledge, there is no reasonable basis for such challenge. To Bullion’s knowledge, all Intellectual Property identified on Schedule 4.1(bb) of the Bullion Disclosure Letter is valid and enforceable. Schedule 4.1(bb) of the Bullion Disclosure Letter identifies Intellectual Property owned by Bullion that was developed using any federal or university funding, resources or staff, and identifies Intellectual Property owned by Bullion to which any government entity or university has any rights.

(iv)

Schedule 4.1(bb) of the Bullion Disclosure Letter identifies each patent, patent application, copyright registration, copyright application, trademark registration, and trademark application that is owned, free and clear of all security interests, by Bullion. Except as set forth in Schedule 4.1(bb) of the Bullion Disclosure Letter, each patent, patent application, copyright registration, copyright application, trademark registration, and trademark application identified on Schedule 4.1(bb) of the Bullion Disclosure Letter is owned exclusively by Bullion. Schedule 4.1(bb) of the Bullion Disclosure Letter identifies each patent, patent application, copyright registration, copyright application, trademark registration, and trademark application that is exclusively licensed to Bullion. Schedule 4.1(bb) of the Bullion Disclosure Letter identifies each patent, patent application, copyright registration, copyright application, trademark registration, and trademark application, other than those identified in Schedules 4.1(bb) of the Bullion Disclosure Letter and hereto, in which Bullion has rights, along with a description of such rights. Schedule 4.1(bb) of the Bullion Disclosure Letter identifies each license or other agreements pursuant to which Bullion has granted any option, license or other rights to any third party with respect to any Intellectual Property.

(v)

Schedule 4.1(bb) of the Bullion Disclosure Letter identifies each agreement with a third party pursuant to which Bullion obtains rights to Intellectual Property (other than software that is generally commercially available) that is owned by a party other than Bullion (“Third Party Agreements”). Bullion is in compliance, in all material respects, with all Third Party Agreements, each of which are valid and in full force and effect, and to Bullion’s knowledge, has not received any notice of breach or violation by Bullion of any terms of a Third Party Agreement, and to Bullion’s knowledge, there is no basis for any such notice. Bullion has met any milestone required to be met by Bullion in order for Bullion to maintain the full benefit of its rights under any Third Party Agreement (with respect to those milestones with a deadline at or before the date hereof). Except as set forth in Schedule 4.1(bb) of the Bullion Disclosure Letter, other than license fees for software that is generally commercially available, Bullion is not obligated to pay any royalties or other compensation to any third party in respect of the ownership, use or license of any Intellectual Property.

(vi)

Bullion has taken reasonable precautions (x) to protect its rights in its Intellectual Property and (y) to maintain the confidentiality of its trade secrets, know-how and other confidential Intellectual Property, and there have been no acts or omissions (other than those made based on reasonable, good faith business decisions) by the officers, directors, shareholders and employees of Bullion the result of which would be to materially compromise the rights of Bullion to apply for or enforce appropriate legal protection of any Intellectual Property of Bullion.

(vii)

Except as set forth in Schedule 4.1(bb) of the Bullion Disclosure Letter, all of the Intellectual Property purported to be developed and owned by Bullion has been created by employees or independent contractors of Bullion who have executed agreements expressly assigning all right, title and interest in such Intellectual Property to Bullion. Except as set forth in Schedule 4.1(bb) of the Bullion Disclosure Letter, no portion of the Intellectual Property was jointly developed with any third party. Except as set forth in Schedule 4.1(bb) of the Bullion Disclosure Letter, no Bullion employee or consultant is subject to or otherwise restricted by any employment, nondisclosure, assignment of inventions, non- solicitation of employees, or non-competition agreement between such employee or consultant and a third party. Each former and current Bullion employee, and each former and current Bullion consultant, has executed written confidential information and invention assignment agreements containing appropriate confidentiality provisions, and invention assignment provisions assigning to Bullion all related Intellectual Property developed by them in the course of their employment or consultant relationship with Bullion.

(cc)

Brokers. None of Bullion, any of its Subsidiaries, or any of their respective officers, directors or employees has employed any broker or finder or incurred any Liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement.

(dd)

Takeover Matters. Bullion and Bullion’s Board of Directors have each taken all actions necessary to be taken such that no “rights plans” or “poison pill plans” or restrictive provision of any “moratorium,” “control share acquisition,” “fair price,” “interested shareholder,” “affiliate transaction,” “business combination,” or other anti-takeover Law of any state, or any applicable anti-takeover provision in the articles of incorporation or bylaws of Bullion, is, or at the Effective Time will be, applicable to Bullion, Eurasian, Merger Sub, the Bullion Shares, the Voting Agreements, this Agreement or the Merger.

(ee)

No Expropriation. No property or asset of Bullion or its Subsidiaries (including any Bullion Property or Bullion Mineral Rights) has been taken or expropriated by any Governmental Authorities nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of Bullion, is there any intent or proposal to give any such notice or to commence any such proceeding.

(ff)

Corrupt Practices Legislation. Neither Bullion, its Subsidiaries and affiliates, nor any of their respective officers, directors or employees acting on behalf of Bullion or any of its Subsidiaries or affiliates has taken, committed to take or been alleged to have taken any action which would cause Bullion or any of its Subsidiaries or affiliates to be in violation of the United States Foreign Corrupt Practices Act (and the regulations promulgated thereunder), the Corruption of Foreign Public Officials Act (Canada) (and the regulations promulgated thereunder) or any applicable Law of similar effect of any other jurisdiction, and to the knowledge of Bullion no such action has been taken by any of its agents, representatives or other Persons acting on behalf of Bullion or any of its Subsidiaries or affiliates.

(gg)

Competition Act. The aggregate value of Bullion’s assets in Canada, as calculated in accordance with the Competition Act (Canada), does not exceed the applicable thresholds for notifiable transactions under Part IX of the Competition Act (Canada).

(hh)	Working Capital. As at the date of this Agreement, Bullion and its Subsidiaries have a positive Working Capital balance.

4.2 Survival of Bullion Representations and Warranties. The representations and warranties of Bullion contained in this Agreement shall not survive the completion of the Merger and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

4.3 Eurasian Representations and Warranties. Except as disclosed in the Eurasian Disclosure Letter (which shall make reference to the applicable section, subsection, paragraph or subparagraph below in respect of which such qualification is being made), Eurasian hereby represents and warrants to Bullion as follows, and acknowledges that Bullion is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)

Organization and Qualification. Eurasian is duly continued and validly existing under the laws of the Province of British Columbia and has full corporate power and authority to own its assets and conduct its business as now owned and conducted. Merger Sub is duly incorporated and validly existing under the laws of the State of Utah and has full corporate power and authority to own its assets and conduct its business as now owned and conducted. Eurasian is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified will not, individually or in the aggregate, have a Eurasian Material Adverse Effect. True and complete copies of the organizational documents of each of Eurasian and Merger Sub have been delivered or made available to Bullion, and Eurasian has not taken any action to amend or supersede such documents.

(b)

Authority Relative to this Agreement. Each of Eurasian and Merger Sub has the requisite corporate power and authority to enter into this Agreement and to perform its respective obligations hereunder. The execution and delivery of this Agreement by each of Eurasian and Merger Sub and the consummation of the transactions contemplated by this Agreement have been duly authorized by the Eurasian Board and the directors of Merger Sub, respectively, and no other corporate proceedings on the part of Eurasian or Merger Sub are necessary to consummate the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by each of Eurasian and Merger Sub and constitutes a valid and binding obligation of each of Eurasian and Merger Sub, enforceable by Bullion against them in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)

No Conflict; Required Filings and Consent. The execution and delivery by each of Eurasian and Merger Sub of this Agreement and the performance by them of their respective obligations hereunder and the completion of the Merger will not violate, conflict with or result in a breach of any provision of the organizational documents of Eurasian or those of any of its Subsidiaries, and except as would not, individually or in the aggregate, have or reasonably be expected to have a Eurasian Material Adverse Effect, will not: (a) violate, conflict with or result in a breach of: (i) any agreement, contract, indenture, deed of trust, mortgage, bond, instrument, Authorization, license or permit to which Eurasian or any of its Subsidiaries is a party or by which Eurasian or any of its Subsidiaries is bound; or (ii) any Law to which Eurasian or any of its Subsidiaries is subject or by which Eurasian or any of its Subsidiaries is bound; (b) give rise to any right of termination, or the acceleration of any indebtedness, under any such agreement, contract, indenture, Authorization, deed of trust, mortgage, bond, instrument, license or permit; or (c) give rise to any rights of first refusal or rights of first offer, trigger any change in control or influence provisions or any restriction or limitation under any such agreement, contract, indenture, Authorization, deed of trust, mortgage, bond, instrument, license or permit, or result in the imposition of any Lien upon any of Eurasian’s assets or the assets of any of its Subsidiaries. Other than those listed on Schedule 4.3(c) to the Eurasian Disclosure Letter, no Authorization, consent or approval of, or filing with, any other Person is necessary on the part of Eurasian or Merger Sub for the consummation by Eurasian and Merger Sub of their respective obligations in connection with the Merger under this Agreement or for the completion of the Merger not to cause or result in any loss of any rights or assets or any interest therein held by Eurasian or Merger Sub or any of its Subsidiaries in any properties, except for: (i) the filing of the Articles of Merger with the State of Utah; (ii) the filing of the Registration Statement with the SEC in accordance with the Securities Act, and such reports under applicable securities laws as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement; (iii) such consents as may be required under (A) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended or (B) any other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the transactions contemplated by this Agreement; (iv) such consents as may be required under applicable state securities or “blue sky” Laws and the securities Laws of any foreign country; (v) the other consents of Governmental Authorities listed in Schedule 4.3(c) of the Eurasian Disclosure Letter; and (vi) such other consents which if not obtained or made would not reasonably be expected to have, individually or in the aggregate, a Eurasian Material Adverse Effect.

(d)

Subsidiaries. Eurasian does not have Subsidiaries or any interests in any Person, other than those listed on Schedule 4.3(d) to the Eurasian Disclosure Letter. Each Subsidiary of Eurasian is duly organized and is validly existing under the Laws of its jurisdiction of incorporation or organization, has full corporate power and authority to own its assets and conduct its business as now owned and conducted by it and is duly qualified to carry on business in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not have a Eurasian Material Adverse Effect. Except as disclosed on Schedule 4.3(d) of the Eurasian Disclosure Letter, Eurasian beneficially owns, directly or indirectly, all of the issued and outstanding securities of each of its Subsidiaries. All of the outstanding shares in the capital of each of the Subsidiaries that is a corporation are: (a) validly issued, fully-paid and non-assessable and all such shares are owned free and clear of all pledges, security interests, Liens, claims or encumbrances of any kind or nature whatsoever; and (b) are free of any other restrictions including any restriction on the right to vote, sell or otherwise dispose of shares. Eurasian does not hold any equity or voting interest, or right to acquire an equity or voting interest, in any Person, other than its interests in the Subsidiaries listed on Schedule 4.3(d) to the Eurasian Disclosure Letter.

(e)	Compliance with Laws.

(i)

The operations of Eurasian and its Subsidiaries have been and are now conducted in compliance with all Laws that have been and are now applicable to the operations of Eurasian or of any of its Subsidiaries and none of Eurasian or any of its Subsidiaries has received any written notice of any alleged violation of any such Laws, other than non-compliance or violations which, individually or in the aggregate, would not have a Eurasian Material Adverse Effect.

(ii)

None of Eurasian or any of its Subsidiaries is in conflict with, or in default (including cross defaults) under or in violation of: (a) its articles or by-laws or equivalent organizational documents; or (b) any agreement or understanding to which it or by which any of its properties or assets is bound or affected, except for failures which, individually or in the aggregate, would not have a Eurasian Material Adverse Effect.

(f)

Company Authorizations. Eurasian and its Subsidiaries have obtained all Authorizations necessary for the ownership, operation, development, maintenance, or use of the material assets of Eurasian or its Subsidiaries or otherwise in connection with the material business or operations of Eurasian or its Subsidiaries and such Authorizations are in full force and effect. Eurasian and its Subsidiaries have fully complied with and are in compliance with all Authorizations, except, in each case, for such non-compliance which, individually or in the aggregate, would not have a Eurasian Material Adverse Effect. There is no action, investigation or proceeding pending or, to the knowledge of Eurasian, threatened regarding any of the Authorizations. None of Eurasian or any of its Subsidiaries has received any written notice of revocation or non-renewal of any such Authorizations, or of any intention of any Person to revoke or refuse to renew any of such Authorizations, except in each case, for revocations or non-renewals which, individually or in the aggregate, would not have a Eurasian Material Adverse Effect and, to the knowledge of Eurasian, all such Authorizations continue to be effective in order for Eurasian and its Subsidiaries to continue to conduct their respective businesses as they are currently being conducted. No Person other than Eurasian or a Subsidiary thereof owns or has any proprietary, financial or other interest (direct or indirect) in any of the Authorizations.

(g)	Capitalization and Listing.

(i)

The authorized share capital of Eurasian consists of an unlimited number of Eurasian Shares. As at the date of this Agreement there are: (A) 52,236,004 Eurasian Shares validly issued and outstanding as fully-paid and non-assessable shares of Eurasian; (B) Eurasian Options providing for the issuance of 4,102,867 Eurasian Shares upon the exercise thereof; and (C) Eurasian Warrants providing for the issuance of 13,103,587 Eurasian Shares upon the exercise thereof. The material terms of the Eurasian Options and the Eurasian Warrants (including exercise price) are disclosed in Schedule 4.3(g) to the Eurasian Disclosure Letter. Except for the securities referred to in this Subsection 4.3(g)(i), there are no options, warrants, conversion privileges, calls or other rights, shareholder rights plans, agreements, arrangements, commitments, or obligations of Eurasian or any of its Subsidiaries to issue or sell any shares of Eurasian or of any of its Subsidiaries or securities or obligations of any kind convertible into, exchangeable for or otherwise carrying the right or obligation to acquire any shares of Eurasian or any of its Subsidiaries, and there are no outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments of Eurasian or any of its Subsidiaries based upon the book value, income or any other attribute of Eurasian or any of its Subsidiaries.

(ii)

The Eurasian Shares are listed on the TSX-V and the NYSE Amex LLC, and are not listed or quoted on any market, stock exchange, over-the-counter market or quotation system other than the TSX-V and the NYSE Amex LLC.

(iii)

There are no contractual obligations of Eurasian or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Eurasian Shares or any shares of any of its Subsidiaries. No Subsidiary of Eurasian owns any Eurasian Shares.

(iv)

No order ceasing or suspending trading in securities of Eurasian nor prohibiting the sale of such securities has been issued and is outstanding against Eurasian or its directors, officers or promoters.

(h)

Reports. Eurasian has timely filed with all applicable Governmental Authorities true and complete copies of the Eurasian Public Documents that Eurasian is required to file therewith. All forms, reports, schedules, statements and other documents filed by Eurasian under applicable securities Laws since March 31, 2010 (including any financial statements, schedules or exhibits included or incorporated by reference therein)at the time filed: (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (b) complied in all material respects with the requirements of applicable securities Laws. None of Eurasian’s Subsidiaries is required to file or furnish any forms, reports or other documents under the applicable securities laws of any Governmental Authorities. Eurasian has not filed any confidential material change or other report or other document with any securities regulatory authorities or stock exchange or other self regulatory authority which at the date hereof remains confidential.

(i)

Financial Statements. The audited consolidated financial statements for Eurasian as at and for the fiscal year ended on March 31, 2011, including the notes thereto and the report by Eurasian’s auditors thereon, has been, and all financial statements of Eurasian which are publicly disseminated by Eurasian in respect of any subsequent periods prior to the Closing Date will be, prepared in accordance with Canadian GAAP applied on a basis consistent with prior periods and all applicable Laws and present fairly, in all material respects, the assets, Liabilities (whether accrued, absolute, contingent or otherwise), consolidated financial position and results of operations of Eurasian and its Subsidiaries as of the respective dates thereof and its results of operations and cash flows for the respective periods covered thereby (except as may be indicated expressly in the notes thereto).

(j)	Internal Controls and Disclosure Controls.

(i)

Eurasian maintains internal control over financial reporting. Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP and includes policies and procedures that: (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Eurasian and its Subsidiaries; (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian GAAP, and that receipts and expenditures of Eurasian and its Subsidiaries are being made only with Authorizations of management and directors of Eurasian and its Subsidiaries; and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Eurasian or its Subsidiaries that could have a material effect on its financial statements. To the knowledge of Eurasian, prior to the date of this Agreement: (x) there are no significant deficiencies or material weaknesses in the design or operation of the internal controls over financial reporting of Eurasian that are reasonably likely to adversely affect the ability of Eurasian to record, process, summarize and report financial information; and (y) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of Eurasian.

(ii)

The management of Eurasian has established and maintained a system of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by Eurasian in its annual filings, interim filings or other reports filed or submitted by it under the applicable Laws imposed by Governmental Authorities is recorded, processed, summarized and reported within the time periods specified in such Laws imposed by such Governmental Authorities. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by Eurasian in its annual filings, interim filings or other reports filed or submitted under the applicable Laws imposed by Governmental Authorities is accumulated and communicated to Eurasian’s management, including its chief executive officer and chief financial officer (or Persons performing similar functions), as appropriate to allow timely decisions regarding required disclosure.

(k)

Undisclosed Liabilities. Except as disclosed in Schedule 4.3(k) of the Eurasian Disclosure Letter, neither Eurasian nor any of its Subsidiaries has any Liabilities, except for: (a) Liabilities that are specifically presented on the audited balance sheet of Eurasian as of March 31, 2011 or disclosed in the notes thereto; or (b) Liabilities incurred in the ordinary course of business consistent with past practice since March 31, 2011, that are not and would not, individually or in the aggregate with all other Liabilities of Eurasian and its Subsidiaries (other than those disclosed on such balance sheet and/or in the notes to the Eurasian financial statements), reasonably be expected to have a Eurasian Material Adverse Effect, or have a Eurasian Material Adverse Effect, or, as a consequence of the consummation of the Merger, have a Eurasian Material Adverse Effect. Without limiting the foregoing, such balance sheet reflects reasonable reserves in accordance with Canadian GAAP for contingent Liabilities relating to pending litigation and other contingent obligations of Eurasian and its Subsidiaries except as disclosed in the Eurasian Disclosure Letter.

(l)	Interest in Properties and Mineral Rights.

(i)

All of Eurasian’s and its Subsidiaries’ real properties (collectively, and where material, the “Eurasian Property”) and all of Eurasian’s and its Subsidiaries’ mineral interests and rights (including any material claims, concessions, exploration licenses, exploitation licenses, prospecting permits, mining leases and mining rights, in each case, either existing under contract, by operation of Law or otherwise) (collectively, and where material, the “Eurasian Mineral Rights”), are set out in Schedule 4.3(l)(i) of the Eurasian Disclosure Letter. Other than the Eurasian Property and the Eurasian Mineral Rights set out in Schedule 4.3(l)(i) of the Eurasian Disclosure Letter, neither Eurasian nor its Subsidiaries, owns or has any interest in any real property or any mineral interests and rights.

(ii)

Except as disclosed on Schedule 4.3(l)(ii) of the Eurasian Disclosure Letter, Eurasian or a Subsidiary of Eurasian is the sole legal and beneficial owner of all right, title and interest in and to the Eurasian Property and the Eurasian Mineral Rights, free and clear of any Liens.

(iii)	All of the Eurasian Mineral Rights have been properly located and recorded in compliance with applicable Law and are comprised of valid and subsisting mineral claims.

(iv)

The Eurasian Property and the Eurasian Mineral Rights are in good standing under applicable Law and, to the knowledge of Eurasian, all work required to be performed and filed in respect thereof has been performed and filed, all Taxes, rentals, fees, expenditures and other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made.

(v)	There is no adverse claim against or challenge to the title to or ownership of the Eurasian Property or any of the Eurasian Mineral Rights.

(vi)	Eurasian or a Subsidiary of Eurasian has the exclusive right to deal with the Eurasian Property and all of the Eurasian Mineral Rights.

(vii)

Except as disclosed in Schedule 4.3(l)(vii) of the Eurasian Disclosure Letter, no Person other than Eurasian and its Subsidiaries has any interest in the Eurasian Property or any of the Eurasian Mineral Rights or the production or profits therefrom or any royalty in respect thereof or any right to acquire any such interest.

(viii)

Except as disclosed in Schedule 4.3(l)(viii) of the Eurasian Disclosure Letter, there are no back-in rights, earn-in rights, rights of first refusal or similar provisions or rights which would affect Eurasian’s or a Subsidiary’s interest in the Eurasian Property or any of the Eurasian Mineral Rights.

(ix)

There are no material restrictions on the ability of Eurasian and its Subsidiaries to use, transfer or exploit the Eurasian Property or any of the Eurasian Mineral Rights, except pursuant to the applicable Law.

(x)

Neither Eurasian nor any of its Subsidiaries has received any written notice from any Governmental Authorities of any revocation or intention to revoke any interest of Eurasian or a Subsidiary in any of the Eurasian Property or any of the Eurasian Mineral Rights.

(xi)

Eurasian and its Subsidiaries have all surface rights, including fee simple estates, leases, easements, rights of way and permits or licenses operations from landowners or Governmental Authorities permitting the use of land by Eurasian and its Subsidiaries, and mineral interests that are required to exploit the development potential of the Eurasian Property and the Eurasian Mineral Rights as contemplated in Eurasian Public Documents filed on or before the date hereof and no third party or group holds any such rights that would be required by Eurasian to develop the Eurasian Property or any of the Eurasian Mineral Rights as contemplated in Eurasian Public Documents filed on or before the date hereof.

(xii)

All mines located in or on the Eurasian Property or any of its Subsidiaries, or properties pooled or unitized therewith, which have been abandoned by Eurasian or any of its Subsidiaries, have been abandoned in accordance with good mining practices and in compliance with all applicable Laws, and all future abandonment, remediation and reclamation obligations known to Eurasian as of the date hereof have been accurately set forth in Eurasian Public Documents without omission of information necessary to make the disclosure not misleading

(m)

Absence of Certain Changes or Events. Except as (x) disclosed in the Eurasian Public Documents filed and publicly available prior to the date of this Agreement, (y) set forth in Schedule 4.3(m) of the Eurasian Disclosure Schedule or (z) contemplated by this Agreement, since March 31, 2011:

	(i)	Eurasian and its Subsidiaries have conducted their respective businesses only in the ordinary course of business and consistent with past practice;

	(ii)	no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had or is reasonably likely to have a Eurasian Material Adverse Effect has been incurred;

	(iii)	there has not been any event, circumstance or occurrence which has had or is reasonably likely to give rise to a Eurasian Material Adverse Effect;

	(iv)	except as required by Canadian GAAP, there has not been any change in the accounting practices used by Eurasian and its Subsidiaries;

(v)

except as disclosed in Schedule 4.3(m)(v) of the Eurasian Disclosure Letter and except for ordinary course adjustments to officers, directors, employees, there has not been any increase in the salary, bonus, or other remuneration payable to any non-executive employees of any of Eurasian or its Subsidiaries;

(vi)

there has not been any redemption, repurchase or other acquisition of Eurasian Shares by Eurasian, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to the Eurasian Shares;

(vii)

there has not been a material change in the level of accounts receivable or payable, inventories or employees, other than those changes in the ordinary course of business consistent with past practice;

	(viii)	there has not been any entering into, or an amendment of, any Material Contract other than in the ordinary course of business consistent with past practice; and

(ix)

except as disclosed in Schedule 4.3(m)(ix) of the Eurasian Disclosure Letter there has not been any satisfaction or settlement of any claims or Liabilities that were not reflected in Eurasian’s audited financial statements, other than the settlement of claims or Liabilities incurred in the ordinary course of business consistent with past practice.

(n)

Litigation. Except as disclosed in Schedule 4.3(n) of the Eurasian Disclosure Letter, there is no claim, action, proceeding or investigation pending or, to the knowledge of Eurasian, threatened against or relating to Eurasian or any of its Subsidiaries, the business of Eurasian or any of its Subsidiaries or affecting any of their properties, assets, before or by any Governmental Authorities which, if adversely determined, would have, or would reasonably be expected to have, a Eurasian Material Adverse Effect or prevent or materially delay the consummation of the Merger. Neither Eurasian nor any of its Subsidiaries is subject to any outstanding order, writ, injunction or decree which has had or is reasonably likely to have a Eurasian Material Adverse Effect or which would prevent or materially delay consummation of the transactions contemplated by this Agreement.

(o)	Taxes.

(i)

Each of Eurasian and the Subsidiaries has duly and in a timely manner made or prepared all Tax Returns required to be made or prepared by it, and duly and in a timely manner filed all Tax Returns required to be filed by it with the appropriate Governmental Authorities, such Tax Returns were complete and correct in all material respects and Eurasian and each of its Subsidiaries has paid all Taxes, including installments on account of Taxes for the current year required by applicable Law, which are due and payable by it whether or not assessed by the appropriate Governmental Authorities and Eurasian has provided adequate accruals in accordance with Canadian GAAP in the most recently published financial statements of Eurasian for any Taxes of Eurasian and each of the Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business.

(ii)

Each of Eurasian and the Subsidiaries has duly and timely withheld all Taxes and other amounts required by Law to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the benefit of any Person) and has duly and timely remitted to the appropriate Governmental Authorities such Taxes or other amounts required by Law to be remitted by it.

(iii)

Except as disclosed as Schedule 4.3(o)(iii) of the Eurasian Disclosure Letter, there are no proceedings, investigations, audits or claims now pending or threatened against Eurasian or any of its Subsidiaries in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Authorities relating to Taxes.

(iv)

There are no Liens for Taxes upon any properties or assets of Eurasian or any of its Subsidiaries (other than Liens relating to Taxes not yet due and payable and for which adequate reserves have been recorded on the most recent balance sheet included in Eurasian’s audited financial statements).

(p)

Books and Records. The corporate records and minute books of Eurasian and its Subsidiaries have been maintained in accordance with all applicable Laws, and the minute books of Eurasian and its Subsidiaries as provided to Bullion are complete and accurate in all material respects. The corporate minute books for Eurasian and its Subsidiaries contain minutes of all meetings and resolutions of the directors and securityholders held. The financial books and records and accounts of Eurasian and its Subsidiaries in all material respects: (a) have been maintained in accordance with good business practices and in accordance with Canadian GAAP and with the accounting principles generally accepted in the country of domicile of each such entity, on a basis consistent with prior years; (b) are stated in reasonable detail and, in the case of its Subsidiaries, during the period of time when owned by Eurasian, accurately and fairly reflect the transactions and dispositions of assets of Eurasian and its Subsidiaries; and (c) in the case of the Subsidiaries, during the period of time when owned by Eurasian, accurately and fairly reflect the basis for Eurasian’s consolidated financial statements.

(q)	Insurance.

(i)

Eurasian has in place reasonable and prudent insurance policies appropriate for its size, nature and stage of development. All premiums payable prior to the date hereof under such policies of insurance have been paid and neither Eurasian nor any of its Subsidiaries has failed to make a claim thereunder on a timely basis.

(ii)

Each of such policies and other forms of insurance is in full force and effect on the date hereof and shall (or comparable replacement or substitutions therefore shall) be kept in full force and effect by Eurasian through the Closing Date. No written (or to the knowledge of Eurasian other) notice of cancellation or termination has been received by Eurasian or any Subsidiary with respect to any such policy.

(r)

Non-Arm’s Length Transactions. Except as disclosed in Schedule 4.3(r) of the Eurasian Disclosure Letter, there are no current contracts, commitments, agreements, arrangements or other transactions (including relating to indebtedness by Eurasian or any of its Subsidiaries) between Eurasian or any of its Subsidiaries on the one hand, and any (a) officer or director of Eurasian or any of its Subsidiaries, (b) any holder of record or, to the knowledge of Eurasian, beneficial owner of five percent or more of the voting securities of Eurasian, or (c) any affiliate or associate of any officer, director or beneficial owner, on the other hand.

(s)	Environmental. Except for any matters that, individually or in the aggregate, would not have or would not reasonably be expected to have a Eurasian Material Adverse Effect:

(i) all facilities and operations of Eurasian and its Subsidiaries have been conducted, and are now, in compliance with all Environmental Laws;

(ii)

Eurasian and its Subsidiaries are in possession of, and in compliance with, all Environmental Permits that are required to own, lease and operate the Eurasian Property and Eurasian Mineral Rights and to conduct their respective business as they are now being conducted;

(iii)

no environmental, reclamation or closure obligation, demand, notice, work order or other liabilities presently exist with respect to any portion of any currently or formerly owned, leased, used or otherwise controlled property, interests and rights or relating to the operations and business of Eurasian and its Subsidiaries and, to the knowledge of Eurasian, there is no basis for any such obligations, demands, notices, work orders or Liabilities to arise in the future as a result of any activity in respect of such property, interests, rights, operations and business;

(iv)

neither Eurasian nor any of its Subsidiaries is subject to any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction or expenditures;

(v)

to the knowledge of Eurasian, there are no changes in the status, terms or conditions of any Environmental Permits held by Eurasian or any of its Subsidiaries or any renewal, modification, revocation, reassurance, alteration, transfer or amendment of any such environmental approvals, consents, waivers, permits, orders and exemptions, or any review by, or approval of, any Governmental Authorities of such environmental approvals, consents, waivers, permits, orders and exemptions that are required in connection with the execution or delivery of this Agreement, the consummation of the transactions contemplated herein or the continuation of the business of Eurasian or any of its Subsidiaries following the Closing Date;

(vi)

Eurasian and its Subsidiaries have made available to Bullion all material audits, assessments, investigation reports, studies, plans, regulatory correspondence and similar information with respect to environmental matters; and

(vii)

to the knowledge of Eurasian, Eurasian and its Subsidiaries are not subject to any past or present fact, condition or circumstance that could reasonably be expected to result in liability under any Environmental Laws that would individually or in the aggregate, constitute a Eurasian Material Adverse Effect.

(t)

Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon Eurasian or any Subsidiary that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of Eurasian or any Subsidiary, any acquisition of property by Eurasian or any Subsidiary or the conduct of business by Eurasian or any Subsidiary as currently conducted (including following the transaction contemplated by this Agreement) other than such agreements, judgments, injunctions, orders or decrees which would not, individually or in the aggregate, reasonably be expected to have a Eurasian Material Adverse Effect.

(u)

Material Contracts. Schedule 4.3(u) of the Eurasian Disclosure Letter sets forth all Material Contracts of Eurasian. Eurasian and its Subsidiaries have performed in all material respects all respective obligations required to be performed by them to date under the Material Contracts. Neither Eurasian nor any of its Subsidiaries is in breach or default under any Material Contract to which it is a party or bound, nor does Eurasian have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default, except in each case where any such breaches or defaults would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Eurasian Material Adverse Effect. Neither Eurasian nor any Subsidiary of Eurasian knows of, or has received written notice of, any breach or default under (nor, to the knowledge of Eurasian, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under) any such Material Contract by any other party thereto except where any such violation or default would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Eurasian Material Adverse Effect. Prior to the date hereof, Eurasian has made available to Bullion true and complete copies of all of the Material Contracts of Eurasian. All Material Contracts are legal, valid, binding and in full force and effect and are enforceable by Eurasian (or a Subsidiary thereof, as the case may be) in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity) and are the product of fair and arms’ length negotiations between the parties thereto.

(v)	Reporting Issuer Status. As of the date hereof, Eurasian is a reporting issuer not in default under the securities Laws of the Provinces of British Columbia and Alberta.

(w)

Corrupt Practices Legislation. Neither Eurasian, its Subsidiaries and affiliates, nor any of their respective officers, directors or employees acting on behalf of Eurasian or any of its Subsidiaries or affiliates has taken, committed to take or been alleged to have taken any action which would cause Eurasian or any of its Subsidiaries or affiliates to be in violation of the United States Foreign Corrupt Practices Act (and the regulations promulgated thereunder), the Corruption of Foreign Public Officials Act (Canada) (and the regulations promulgated thereunder) or any applicable Law of similar effect of any other jurisdiction, and to the knowledge of Eurasian no such action has been taken by any of its agents, representatives or other Persons acting on behalf of Eurasian or any of its Subsidiaries or affiliates.

(x)

Operations of Merger Sub. Merger Sub is a direct, wholly owned Subsidiary of Eurasian and was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.

4.4 Survival of Eurasian Representations and Warranties. The representations and warranties of Eurasian contained in this Agreement shall not survive the completion of the Merger and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 5
COVENANTS

5.1 Access to Information. Subject to applicable Laws and the Confidentiality Agreement, each of Bullion and Eurasian hereby agree to continue allowing the other party and its agents and advisors, during the period from the date hereof until the earlier of the Effective Time and the date, if any, on which this agreement is terminated pursuant to the terms hereof, all reasonable access to their (and their respective Subsidiaries’) respective files, books, records, properties, assets, operations, personnel and offices and will provide the other party with any and all information reasonably requested relating to taxes, commitments, contracts, leases, licenses and real, personal and intangible property and financial condition, results of operations, business and prospects (including forecasts and projections) and will cause its accountants, agents and other advisers to cooperate with the other party and its agents in making all such information available.

5.2 Approvals. Bullion and Eurasian covenant and agree to use commercial best efforts to obtain as soon as practicable the required approvals of all applicable stock exchanges and all other regulatory and shareholder approvals.

5.3 Proxy Statement; Registration Statement.

(a)

As promptly as practicable after the execution of this Agreement, (i) Bullion shall prepare and file with the SEC the proxy statement to be sent to the shareholders of Bullion relating to the meeting of Bullion’s shareholders (the “Shareholders’ Meeting”) to be held to consider approval and adoption of this Agreement, the Merger, or any information statement to be sent to such shareholders, as appropriate (such proxy statement or information statement, as amended or supplemented, being referred to herein as the “Proxy Statement”) and (ii) Eurasian shall prepare and file with the SEC a registration statement on Form F-4 (together with all amendments thereto, the “Registration Statement”) in which the Proxy Statement shall be included as a proxy statement/prospectus, in connection with the registration under the Securities Act of the Eurasian Shares to be issued to the shareholders of Bullion pursuant to the Merger. Each of Bullion and Eurasian shall cooperate with each other and promptly respond to any comments from the SEC or the staff of the SEC on the Proxy Statement or the Registration Statement. Eurasian and Bullion each shall use their reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after such filing and keep the Registration Statement effective for so long as necessary to consummate the Merger, and, prior to the effectiveness of the Registration Statement, Eurasian shall take all or any action required under any applicable U.S. federal or state securities Laws or Canadian provincial or territorial securities Laws in connection with the issuance of Eurasian Shares pursuant to the Merger and in connection with the preparation, filing and mailing of the Proxy Statement and any documents ancillary thereto. Each of Eurasian and Bullion shall furnish to the other party all information concerning it and its business as the other party may reasonably request in connection with such actions and the preparation of the Registration Statement and Proxy Statement. As promptly as practicable after the Registration Statement shall have been declared effective, Bullion shall use its reasonable best efforts to mail the Proxy Statement to its shareholders. The parties shall notify each other promptly of the receipt of any comments from the SEC or the staff of the SEC for amendments or supplements of the Proxy Statement or the Registration Statement or for additional information and shall supply each other with copies of all correspondence between it, on the one hand, and the SEC or the staff of the SEC on the other hand, with respect to the Proxy Statement, the Registration Statement or the Merger.

(b)

Bullion shall use its reasonable best efforts to cause to be delivered a letter from its independent auditors, dated (i) the date that is two (2) business days prior to the effectiveness of the Registration Statement and (ii) the Closing Date, and addressed to Eurasian and its directors, in form and substance customary for “comfort” letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

(c)

Except as provided in Section 5.7, Bullion covenants that none of the Bullion Board or any committee thereof shall withdraw or modify, or propose to withdraw or modify, in a manner adverse to Eurasian or Merger Sub, the approval or recommendation by Bullion Board or any committee thereof of this Agreement, the Merger or any other transaction contemplated hereby and the Proxy Statement shall include the recommendation of Bullion Board to the shareholders of Bullion in favor of approval and adoption of this Agreement and approval of the Merger. If and only if the Bullion Board is permitted to and in fact elects to recommend a Superior Proposal in accordance with Section 5.7, then the Bullion Board shall include in the Proxy Statement, or in an amendment thereto, no recommendation regarding the approval of this Agreement and the Merger and the Bullion Board shall include in the Proxy Statement, or in an amendment thereto, the basis for its determination to not recommend this Agreement and the Merger.

(d)

No filing of, or amendment or supplement to the Proxy Statement or the Registration Statement will be made by Eurasian or Bullion without (i) providing the other party and its counsel a reasonable opportunity to review and comment thereon and (ii) the approval of the other party (such approval not to be unreasonably withheld or delayed). Eurasian and Bullion each will advise the other, promptly after they receive notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of the Eurasian Shares issuable in connection with the Merger for offering or sale in any jurisdiction, or of any request by the SEC or any other Governmental Authority for amendment of the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC or any other Governmental Authority for additional information.

(e)

Eurasian represents and warrants to Bullion that the information supplied by Eurasian for inclusion in the Registration Statement and the Proxy Statement shall not, at (i) the time the Registration Statement is declared effective, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the shareholders of Bullion, (iii) the time of the Shareholders’ Meeting and (iv) the Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. If, at any time prior to the Effective Time, any event or circumstance relating to Eurasian or Merger Sub, or their respective officers or directors, should be discovered by Eurasian which should be set forth in an amendment or a supplement to the Registration Statement or Proxy Statement, Eurasian shall promptly inform Bullion and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the shareholders of Bullion. Eurasian represents and warrants to Bullion that all documents that Eurasian is responsible for filing with the SEC or any other Governmental Authority in connection with the Merger or the other transactions contemplated by this Agreement will comply as to form and substance in all material aspects with the applicable requirements of the Securities Act, the Exchange Act and any other applicable Laws.

(f)

Bullion represents and warrants to Eurasian that the information supplied by Bullion for inclusion in the Registration Statement and the Proxy Statement shall not, at (i) the time the Registration Statement is declared effective, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the shareholders of Bullion, (iii) the time of the Shareholders’ Meeting and (iv) the Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. If, at any time prior to the Effective Time, any event or circumstance relating to Bullion or any of its Subsidiaries, or their respective officers or directors, should be discovered by Bullion which should be set forth in an amendment or a supplement to the Registration Statement or Proxy Statement, Bullion shall promptly inform Eurasian and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the shareholders of Bullion. Bullion represents and warrants to Eurasian that all documents that Bullion is responsible for filing with the SEC or any other Governmental Authority in connection with the Merger or the other transactions contemplated by this Agreement will comply as to form and substance in all material respects with the applicable requirements of the Securities Act, the Exchange Act and any other applicable Laws.

5.4 Shareholders’ Meeting. Bullion shall duly call and hold the Shareholders’ Meeting as promptly as practicable following the date hereof for the purpose of voting upon the approval and adoption of this Agreement and the Merger. Bullion shall use its reasonable best efforts to hold the Shareholders’ Meeting as soon as practicable after the date on which the Registration Statement is declared effective. Subject to Section 5.7 hereof, Bullion shall use its reasonable best efforts to solicit from its shareholders proxies in favor of the approval and adoption of the Merger and shall take all other action necessary or advisable to secure the required vote or consent of its shareholders.

5.5 Interim Covenants. Each of Bullion and Eurasian covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except: (i) as required by applicable Law or by any Governmental Authority having jurisdiction; (ii) with respect to matters qualified by the correspondingly numbered section of the Bullion Disclosure Letter or the Eurasian Disclosure Letter, as applicable; (iii) as shall otherwise be agreed to in writing by the parties hereto; or (iv) as otherwise expressly contemplated or permitted by this Agreement, it will, and will cause each of its Subsidiaries to:

(a)	operate its business in the ordinary course consistent with past practice;

(b)	comply with all requirements which applicable Law may impose on it or its Subsidiaries with respect to the Merger;

(c)

promptly advise the other party (i) of any event that would render any representation or warranty given by it (except any such representation or warranty which speaks as of a date prior to the occurrence of such event), if made on or as of the date of such event or the date of the closing of the Merger, untrue or inaccurate in any material respect, (ii) of any material adverse change in respect of its business, affairs, operations and financial condition, and (iii) of any material breach by it of any covenant or agreement contained in this Agreement;

(d)

use reasonable best efforts to obtain all waivers, consents and approvals from other parties to loan agreements, leases or other contracts or from such applicable governmental or regulatory bodies required to be obtained by it or its Subsidiaries to consummate the transactions contemplated hereby;

(e)

cause the current insurance (or re-insurance) policies to not be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(f)	incur or commit to incur capital expenditures only in the ordinary course of business consistent with past practice or with the prior written consent of the other party;

(g)

not alter its authorized capital, or issue (other than on exercise of presently outstanding convertible securities) or reach any agreement or understanding with any other party to issue any securities of it or its Subsidiaries without the prior written consent of the other party;

(h)	not amend its organizational documents or amend the organizational documents of any Subsidiary (except to the extent required to complete the Merger);

(i)

not reorganize, amalgamate or merge with any other person, nor acquire or agree to acquire by amalgamating, merging or consolidating with, purchasing any of the voting securities or any of the assets of or otherwise, any business of any corporation, partnership, association or other business organization or division thereof;

(j)

not purchase, sell, transfer, lease or dispose of any assets other than in the ordinary course of business consistent with past practice, or enter into, modify or amend any material agreement other than in the ordinary course of business without the prior written consent of the other party;

(k)	not incur or become liable upon any indebtedness or become liable in respect of the obligation of any other person;

(l)	not mortgage, charge, pledge or encumber or agree to mortgage, charge, pledge or encumber any of its property;

(m)

not (i) satisfy or settle any claims or Liabilities prior to the same being due, except such as have been reserved against in its financial statements, (ii) grant any waiver, exercise any option or relinquish any contractual rights, or (iii) enter into any interest rate, currency or commodity swaps, hedges or other similar financial instruments;

(n)	not declare a dividend, including a declaration of dividends for the purpose of effecting a share subdivision, or make any payment or distribution to shareholders;

(o)

not establish or amend any collective bargaining, bonus, profit sharing, compensation, stock option, stock ownership, stock compensation, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any directors, officers or employees other than in the ordinary course of business;

(p)

not make any changes to existing accounting or material business practices except as required by applicable Law or required by generally accepted accounting principles or make any Tax election inconsistent with past practice; and

(q)	cooperate and assist the other party in such other ways to the extent practicable to implement the Merger on the terms set forth herein and in this Agreement.

5.6 Working Capital.

(a)

Bullion covenants and agrees that during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as necessary to comply with the terms of this Agreement, it shall manage the Working Capital in a fashion consistent with past practice, including by paying outstanding obligations, accounts and other indebtedness as they come due in a fashion consistent with past practice, and in any event, Bullion shall not make expenditures or incur indebtedness or liabilities in any calendar month in an aggregate amount greater than $350,000 without the prior written consent of Eurasian.

(b)

On or before the 5th day of each calendar month between the date of this Agreement and the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, Bullion shall prepare and deliver to Eurasian a statement setting forth the estimated Working Capital as of the last day of the immediately preceding calendar month, which statement shall include a reasonably detailed summary of the calculations and reasonable assumptions made to arrive at such amounts. Bullion shall provide to Eurasian any information and back-up materials reasonably requested by Eurasian with respect thereto. Such statement shall be prepared by Bullion in good faith on a basis consistent with the financial statements of Bullion.

(c)

On or before the 10th day prior to the Closing Date, Bullion shall prepare and deliver to Eurasian a statement setting forth the estimated Working Capital balance as at the Closing Date, which statement will include a list of all expenditures made for the current calendar month and all anticipated expenditures up until the Closing Date and which statement will also include a reasonably detailed summary of any other calculations and reasonable assumptions made to arrive at such amounts. Bullion shall provide to Eurasian any information and back-up materials reasonably requested by Eurasian with respect thereto. Such statement shall be prepared by Bullion in good faith on a basis consistent with the financial statements of Bullion.

5.7 No Solicitation. Until this Agreement is terminated in accordance with its terms, Bullion and its affiliates will shut down any existing data rooms established to solicit offers for Bullion and will not solicit offers or any other expression of interest intended to result in a merger or acquisition of Bullion’s assets, and after the date hereof will not directly or indirectly through any officer, director, employee, representative, counsel, advisor or agent of Bullion or its affiliates, as the case may be, take any action to solicit, assist or encourage inquiries, submissions, proposals or offers from any person or entity other than the other party to this Agreement (a “Third Party”) relating to, and will not initiate, continue or otherwise participate in any discussions or negotiations with a Third Party regarding, or furnish to any Third Party any information with respect to, enter into any form of agreement, arrangement or understanding with any Third Party with respect to, or otherwise co-operate in any way with or assist to participate in, or facilitate or encourage any efforts or attempt by, any Third Party with respect to:

(a)	the direct or indirect acquisition or disposition of all or any of Bullion’s securities;

(b)

any amalgamation, merger, sale of all or any part of its assets, take-over bid, tender offer, plan of arrangement, issuer bid, reorganization, dividend or distribution, recapitalization, liquidation or winding-up of, or other business combination or similar transaction involving Bullion and all or any material part of its assets; or

(c)	any other transaction the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay the Merger (any of (a), (b) or (c) being a “Competing Transaction”), provided, however that Bullion shall not be prohibited from considering, discussing, negotiating or providing any information (including access to its management) to a Third Party in respect of a bona fide unsolicited proposal to the Bullion Board or the Bullion shareholders, that the Bullion Board has (i) determined, in its good faith judgment (after having received the advice of a financial advisor), that such proposal or offer constitutes a Superior Proposal (as defined below), (ii) determined, in its good faith judgment upon the receipt of advice of independent legal counsel, that, in light of such Superior Proposal, the furnishing of such information or entering into discussions is required to comply with its fiduciary obligations to Bullion and its shareholders under applicable Law, (iii) provided written notice to Eurasian of its intent to furnish information or enter into discussions with such person at least five (5) Business Days prior to taking any such action, and (iv) obtained from such person an executed confidentiality agreement on terms no more favorable than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement and any related agreements shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting it from satisfying its obligations under this Agreement). Bullion shall promptly notify Eurasian (within no more than 48 hours) of the communication or receipt of any information relating to any Competing Transaction, any request for information that could reasonably be expected to be related to a Competing Transaction or any request for discussions or negotiations that could reasonably be expected to be related to a Competing Transaction, indicating, in connection with such notice, the identity of the person making such proposal or request and the material terms and conditions thereof. Bullion shall keep Eurasian reasonably informed on a current basis (within no more than 48 hours) of any material developments in the status and terms of such proposal or request (including whether such Competing Transaction proposal has been withdrawn or rejected and any material change to the terms thereof) and shall concurrently provide Eurasian with copies of any material written information or materials that it provides to the person making the request therefor that have not previously been provided to Eurasian.

Except as set forth in this Section 5.7, the Bullion Board (or any committee thereof) shall not approve or recommend, or cause or permit Bullion to enter into any letter of intent, agreement or obligation with respect to, any Competing Transaction. Notwithstanding the foregoing, if the Bullion Board determines, in its good faith judgment prior to receipt of approval of the Merger from its shareholders and after receipt of legal advice of independent legal counsel, that it is required to do so to comply with its fiduciary obligations under applicable Law, the Bullion Board may recommend a Superior Proposal, but only (i) after providing written notice to the Eurasian Board (a “Notice of Superior Proposal”) advising it that the Bullion Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal and indicating that the Bullion Board intends to approve or recommend, or cause or permit Bullion to enter into any letter of intent, agreement or obligation with respect to the Superior Proposal and the manner in which it intends (or may intend) to do so, and (ii) if Eurasian does not, within five (5) Business Days of its receipt of the Notice of Superior Proposal, make an offer that the Bullion Board determines, in its good faith judgment (after having received the advice of a financial advisor) to be at least as favorable to its shareholders as such Superior Proposal. During the period from Eurasian’s receipt of the Notice of Superior Proposal until the end of such five (5) Business Day period, Bullion shall, if requested by Eurasian, negotiate in good faith with Eurasian to revise this Agreement so that the Competing Transaction that constituted a Superior Proposal no longer constitutes a Superior Proposal. Any disclosure that the Bullion Board may be compelled to make with respect to the receipt of a proposal or offer for a Competing Transaction or otherwise in order to comply with its fiduciary obligations under applicable Law or Rule 14d-9 or 14e-2 under the Exchange Act or to comply with any other applicable Law, will not constitute a violation of this Agreement, provided that such disclosure states that no action will be taken by the Bullion Board in violation of this Section 5.7. Except as permitted in this Section 5.7, Bullion shall not submit to the vote of its shareholders any Competing Transaction, or propose to do so.

A “Superior Proposal” means an unsolicited written bona fide offer made by a Third Party to consummate any of the following transactions: (i) a merger, consolidation, share exchange, business combination or other similar transaction involving Bullion pursuant to which the shareholders of Bullion immediately preceding such transaction would hold less than 50% of the equity interest in the surviving or resulting entity of such transaction; or (ii) the acquisition by any Person or group (including by means of a tender offer or an exchange offer or a two-step transaction involving a tender offer followed with reasonable promptness by a cash-out merger involving Bullion), directly or indirectly, of ownership of a majority of the then outstanding Bullion Shares, in each case on terms (including conditions to consummation of the contemplated transaction) that the Bullion Board determines, in its good faith judgment (after having received the advice of independent legal counsel and a financial advisor), to be (A) more favorable to the shareholders of Bullion than the Merger (taking into account probability of closing and all other terms and conditions of such proposal and this Agreement and any changes to the financial terms of this Agreement proposed by Eurasian in response to such offer or otherwise), and (B) reasonably capable of being completed taking into account all legal, regulatory and other aspects of such and for which financing, to the extent required, is then committed.

Bullion shall not release any third party from or waive any provision of any confidentiality or standstill agreement to which it is a party.

5.8 Eurasian Board. Eurasian shall take all such action as may be necessary (i) to cause the number of directors comprising the Eurasian Board as of the Effective Time to be increased to seven, (ii) to cause James A. Morris (or, if he is unwilling or unable to serve as a member of the Eurasian Board for any reason, such other individual as Bullion and Eurasian may agree) to be appointed to the Eurasian Board as of the Effective Time, to serve until the next annual election of directors of Eurasian, and (ii) immediately following the Effective Time to cause R. Don Morris to be appointed to the Advisory Board of Eurasian. In connection with such next annual election of directors of Eurasian, Eurasian shall take all such action as may be necessary to include James A. Morris (or, if he is unwilling or unable to serve as a member of the Eurasian Board for any reason, such other individual as Bullion and Eurasian may agree) as a nominee for the Eurasian Board recommended by the Eurasian Board for election by Eurasian’s shareholders.

5.9 Listing. Eurasian shall promptly prepare and submit to the TSX-V or such other stock exchange or exchanges upon which Eurasian Shares are then listed (the “Applicable Exchanges”) an application covering the Eurasian Shares to be issued in connection with the Merger and pursuant to the Substitute Warrants, and shall use its reasonable efforts to obtain, prior to the Effective Time, conditional approval of the Applicable Exchanges for the listings of such Eurasian Shares, subject to the customary post-closing deliveries to the Applicable Exchanges, and Bullion shall cooperate with Eurasian with respect to such listing.

5.10 Employee Matters.

(a)

All obligations of Bullion to officers or employees of Bullion or its Subsidiaries as of the Closing Date shall have been paid by Bullion or its Subsidiaries at or prior to the Effective Time. Except for Phillip Manning, Rob Morris and any other officers and employees of Bullion or its Subsidiaries designated in writing by Eurasian to Bullion, effective immediately following the Effective Time, Bullion shall terminate, or cause to resign, all United States-based officers and employees of Bullion and each of its Subsidiaries and, following payment immediately after the Effective Time of any severance obligations specifically disclosed in the Bullion Disclosure Letter to such Persons and, except (i) as contemplated in Section 5.10(b), (ii) in the case of Bullion’s officers, for the obligations set forth in Section 5.11 and (iii) the obligation to offer COBRA continuation coverage in accordance with applicable Law, neither the Surviving Corporation nor Eurasian shall have any Liability to any such Persons at or after the Effective Time.

(b)

Bullion shall cause to be delivered to Eurasian (i) duly executed and legally binding resignations of each the directors and officers of Bullion as Eurasian may designate by notice in writing to Bullion, and (ii) corresponding releases from each such resigning director and officer in respect of all claims arising from any cause, matter or thing arising at or prior to the Effective Time (except for any claims for indemnification pursuant to Section 5.11), including in respect of losses, damages, expenses, liabilities, remuneration, benefits or other monetary obligations owing or accruing to such director or officer by any of Bullion or its Subsidiaries, each in form and substance satisfactory to Eurasian, acting reasonably, and effective on the Closing Date.

5.11 Directors and Officers Insurance; Indemnification. From the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation will maintain in effect, for the benefit of the officers and directors of Bullion with respect to acts or omissions occurring prior to the Effective Time, the existing policy of directors’ and officers’ liability insurance maintained by Bullion as of the date of this Agreement in the form disclosed by Bullion to Eurasian prior to the date of this Agreement; provided, however, that the Surviving Corporation may substitute for such existing policy a policy or policies of comparable coverage; provided, further, that if the aggregate amount paid for such insurance at any time during such period shall exceed $15,000 per year, then the Surviving Corporation shall provide only such coverage as may be obtained for an aggregate amount equal to $15,000 per year. For six years after the Effective Time, the Surviving Corporation shall honor all rights to indemnification and exculpation existing in favor of a director or officer of Bullion and its Subsidiaries under Bullion’s articles of incorporation and by-laws as in effect on the date of this Agreement.

5.12 Takeover Statutes. If any “control share acquisition”, “fair price”, “moratorium” or other anti-takeover Law becomes or is deemed to be applicable to Bullion, Eurasian, Merger Sub, the Merger or any other transaction contemplated by this Agreement, then Bullion, Eurasian, Merger Sub, and their respective board of directors shall grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to render such anti-takeover Law inapplicable to the foregoing.

5.13 Plan of Reorganization. It is intended that the Merger shall constitute a reorganization under Section 368(a) of the Tax Code, and this Agreement shall constitute a plan of reorganization within the meaning of Treasury Regulation Section 1.368 -2(g). Each party hereto agrees to treat the Merger as a reorganization with the meaning of Section 368(a) of the Tax Code for all U.S. federal income tax purposes, and to not take any position on any U.S. Tax Return or otherwise take any U.S. Tax reporting position inconsistent with such treatment, unless otherwise required by applicable law. Notwithstanding any provision of this Agreement, none of Eurasian, Merger Sub or Bullion makes any representation, warranty or covenant to any other party or to any holder of Bullion Shares, any holder of Eurasian Shares or other holder of Bullion securities or Eurasian securities (including, without limitation, stock options, warrants, debt instruments or other similar rights or instruments) regarding the Tax treatment of the Merger, including, but not limited to, whether the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Tax Code or as a tax-deferred transaction for purposes of any United States state or local income tax law.

5.14 Section 16 Matters. Prior to the Effective Time, Bullion shall take all such steps as may be required to cause to be exempt under Rule 16b-3 promulgated under the Exchange Act any dispositions of Bullion Shares (including derivative securities with respect to such shares) that are treated as dispositions under such rule and result from the transactions contemplated by this Agreement by each director or officer of Bullion who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Bullion.

5.15 FIRPTA. Immediately prior to the Closing Date, Bullion shall ensure that the Bullion Shares are regularly traded on an established securities exchange within the meaning of Treasury Regulation Section 1.897 -9T(d).

5.16 Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of Bullion or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of Bullion or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of Bullion acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger. Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall (i) make promptly its respective filings, and thereafter make any other required submissions, under applicable Laws with respect to the Merger and the other transactions contemplated hereby and (ii) use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Merger and the other transactions contemplated hereby, including, without limitation, using its reasonable best efforts to obtain all permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities and parties to contracts with Bullion or Eurasian or their respective Subsidiaries as are necessary for the consummation of the Merger and the other transactions contemplated hereby.

ARTICLE 6
CONDITIONS

6.1 Mutual Conditions Precedent. The obligations of the parties to complete the Merger are subject to the fulfillment of each of the following conditions precedent on or before the Effective Time, each of which may only be waived with the mutual consent of the parties:

(a)	the Merger shall have been approved and adopted by the requisite affirmative vote of the shareholders of Bullion in accordance with the Utah Act and Bullion’s organizational documents;

(b)

if required by an Applicable Exchange or if required under applicable Law, the transactions contemplated under this Agreement shall have been approved and adopted by the requisite affirmative vote of the shareholders of Eurasian in accordance with the BC Act and Eurasian’s organizational documents;

(c)

the Eurasian Shares to be issued in connection with the Merger (including, for greater certainty, the Eurasian Shares issuable upon exercise of the Substitute Warrants) shall have been authorized for listing on the Applicable Exchange(s);

(d)

the Registration Statement shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceeding for that purpose shall have been initiated by the SEC;

(e)	receipt of all other required consents and approvals to the Merger; and

(f)

no provision of any applicable Law shall be in effect, and no judgment, injunction, order or decree shall have been entered since the date of this Agreement and shall be in effect, that makes the Merger illegal or otherwise restrains, enjoins or otherwise prohibits the consummation of the Merger, except where the violation of such Law, judgment, injunction, order or decree that would occur if the Merger were consummated would not have a Bullion Material Adverse Effect or a Eurasian Material Adverse Effect.

6.2 Additional Conditions Precedent to the Obligations of Bullion. The obligation of Bullion to complete the Merger is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of Bullion and may be waived by Bullion):

(a)	the Eurasian Board shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Eurasian and its Subsidiaries to permit the completion of the Merger;

(b)

the representations and warranties of Eurasian in this Agreement that are qualified as to materiality shall be true and correct in all respects, and all other representations and warranties of Eurasian set forth in this Agreement shall be true and correct in all material respects, in each case as of the Closing Date as if made on and as of such date, and Eurasian shall have provided to Bullion a certificate of a senior officer of Eurasian certifying the same as of the Closing Date;

(c)

Eurasian shall have complied with and duly performed in all material respects its covenants in this Agreement, and Eurasian shall have provided to Bullion a certificate of a senior officer of Eurasian certifying the same as of the Closing; and

(d)

there shall have been no adverse material change in the business and affairs of Eurasian, or any event, occurrence or development since the date hereof which would materially and adversely affect the ability of Eurasian to complete the Merger, and Eurasian shall have provided to Bullion a certificate of a senior officer of Eurasian certifying the same as of the Closing Date.

6.3 Additional Conditions Precedent to the Obligations of Eurasian. The obligations of Eurasian and Merger Sub to complete the Merger is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of Eurasian and may be waived by Eurasian):

(a)	no more than 5% of the Bullion Shares shall be Dissenting Shares;

(b)	the Bullion Board shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Bullion and its Subsidiaries to permit the completion of the Merger;

(c)

the representations and warranties of Bullion in this Agreement that are qualified as to materiality shall be true and correct in all respects, and all other representations and warranties of Bullion set forth in this Agreement shall be true and correct in all material respects, in each case as of the Closing Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement), and Bullion shall have provided to Eurasian a certificate of a senior officer of Bullion certifying the same as of the Closing Date;

(d)

Bullion shall have complied with and duly performed in all material respects its covenants in this Agreement, and Bullion shall have provided to Eurasian a certificate of a senior officer of Bullion certifying the same as of the Closing; and

(e)

there shall have been no adverse material change in the business and affairs of Bullion, or any event, occurrence or development since the date hereof which would materially and adversely affect the ability of Bullion to complete the Merger, and Bullion shall have provided to Eurasian a certificate of a senior officer of Bullion certifying the same as of the Closing Date.

6.4 Satisfaction of Conditions. The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 shall be conclusively deemed to have been satisfied, waived or released at the Effective Time.

ARTICLE 7
TERMINATION AND EXPENSES

7.1 Termination. This Agreement may be terminated:

(a)	by the mutual written consent of Bullion and Eurasian (without the need for any action on the part of their respective shareholders);

(b)

by Eurasian upon written notice to Bullion if: (i) the Bullion Board shall have failed to recommend or has withdrawn or modified or changed in a manner adverse to Eurasian its approval or recommendation of the Merger, (ii) the Bullion Board shall have approved or recommended a Superior Proposal, or (iii) the Merger is not submitted for the approval of Bullion shareholders by May 31, 2012;

(c)	by Bullion upon written notice to Eurasian in order to enter into a definitive written agreement with respect to a Superior Proposal, subject to compliance with Section 5.7;

(d)

by Eurasian or Bullion if the Bullion shareholders shall not have approved the Merger by the requisite vote at the Shareholders’ Meeting (as such Shareholders’ Meeting may be adjourned or postponed from time to time);

(e)	upon notice by one party to the other:

(i)

if the Merger has not been completed by July 31, 2012 (the “Outside Date”), except that the right to terminate this Agreement under this Section 7.1(e)(i) shall not be available to any party whose failure to fulfill any of its obligations has been a significant cause of, or resulted in, the failure of the Merger to be completed by such date; or

(ii)

if there shall be passed any Law or regulation that makes consummation of the transaction contemplated herein illegal or otherwise prohibited or if any injunction, order or decree enjoining Bullion or Eurasian from consummating the transactions contemplated herein is entered and such injunction, order or decree has become final and without right of appeal;

(f)

by Bullion if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Eurasian set forth in this Agreement shall have occurred that would cause any of the conditions set forth in Sections 6.1 or 6.2 not to be satisfied; provided that Bullion’s failure to fulfill any of its obligations or breach any of its representations or warranties under this Agreement has not been the primary cause of such condition not to be satisfied; and

(g)

by Eurasian if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Bullion set forth in this Agreement shall have occurred that would cause any of the conditions set forth in Sections 6.1 or 6.3 not to be satisfied; provided that Eurasian’s failure to fulfill any of its obligations or breach any of its representations or warranties under this Agreement has not been the primary cause of such condition not to be satisfied.

7.2 Bullion Termination Fee. In the event:

(a)	Eurasian shall terminate this Agreement pursuant to Section 7.1(b);

(b)	Bullion shall terminate this Agreement pursuant to Section 7.1(c);

(c)

either party shall terminate this Agreement pursuant to Section 7.1(d) and (i) a bona fide unsolicited proposal for a Competing Transaction has been made by any Person other than Eurasian prior to the Shareholders’ Meeting and not withdrawn and (ii) either (x) a Competing Transaction is consummated, after the date hereof and prior to the expiration of nine months following the termination of this Agreement or (y) Bullion enters into a definitive agreement with respect to a Competing Transaction after the date hereof and prior to the expiration of nine months following the termination of this Agreement, and thereafter consummates such transaction; or

(d)

Bullion fails to complete the Merger by the Outside Date, provided that (i) Eurasian has complied with all of its obligations under this Agreement, and (ii) all conditions precedent contained in Sections 6.1 and 6.2 have been satisfied or waived by Bullion (provided further that the failure of Bullion to fulfill any of its obligations under this Agreement is not the primary cause of any such condition not being satisfied), then in any such case Bullion shall pay to Eurasian a fee of $4,000,000 (the “Bullion Break Fee”), as promptly as reasonably practicable by wire transfer of immediately available funds to a bank account designated to Bullion by Eurasian. It is agreed by the parties that the Bullion Break Fee represents liquidated damages and a pre-estimate of the damages Eurasian will suffer or incur as a result of the event giving rise to such damages and the non-completion of the transaction contemplated herein.

7.3 Eurasian Termination Fee. In the event Eurasian fails to complete the Merger by the Outside Date, provided that (i) Bullion has complied with all of its obligations under this Agreement, and (ii) all conditions precedent contained in Sections 6.1 and 6.3 have been satisfied or waived by Eurasian (provided further that the failure of Eurasian to fulfill any of its obligations under this Agreement is not the primary cause of any such condition not being satisfied), then Eurasian shall pay to Bullion a fee of $1,000,000 (the “Eurasian Break Fee”), as promptly as reasonably practicable by wire transfer of immediately available funds to a bank account designated to Eurasian by Bullion. It is agreed by the parties that the Eurasian Break Fee represents liquidated damages and a pre-estimate of the damages Bullion will suffer or incur as a result of the event giving rise to such damages and the non-completion of the transaction contemplated herein.

7.4 Expenses.

(a)	Except as otherwise provided herein, all fees, costs and expenses incurred in connection with this Agreement and the Merger shall be paid by the party incurring such fees, costs or expenses.

(b)

In the event that the Merger is not completed due to the condition in Section 6.1(a) not having been satisfied (and provided that the Bullion Break Fee is not payable pursuant to Section 7.2 and is not paid), then Bullion shall pay or cause to be paid to Eurasian all out- of-pocket fees and expenses of Eurasian (the “Eurasian Expense Reimbursement Payment”), up to a maximum of $500,000, which were incurred in connection with this Agreement and the Merger. Eurasian shall deliver to Bullion a written notice setting out the total amount of the Eurasian Expense Reimbursement Payment and a breakdown thereof showing the sources of such fees and expenses, and the Eurasian Expense Reimbursement Payment shall be paid as promptly as reasonably practicable by wire transfer of immediately available funds to a bank account designated to Bullion by Eurasian.

(c)

In the event that the Merger is not completed due to the condition in Section 6.1(d) not having been satisfied (and provided that the primary reason for such condition not being satisfied is not caused by or related to Bullion and provided further that the Eurasian Break Fee is not payable pursuant to Section 7.3 and is not paid), then Eurasian shall pay or cause to be paid to Bullion all out-of-pocket fees and expenses of Bullion (the “Bullion Expense Reimbursement Payment”), up to a maximum of $500,000, which were incurred in connection with this Agreement and the Merger. Bullion shall deliver to Eurasian a written notice setting out the total amount of the Bullion Expense Reimbursement Payment and a breakdown thereof showing the sources of such fees and expenses, and the Bullion Expense Reimbursement Payment shall be paid as promptly as reasonably practicable by wire transfer of immediately available funds to a bank account designated to Eurasian by Bullion.

ARTICLE 8
GENERAL

8.1 Binding Agreement. This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.

8.2 Time. Time is of the essence of this Agreement.

8.3 Knowledge.

(a)

In this Agreement, references to “the knowledge of Bullion” means the actual knowledge of the Chief Executive Officer and Chief Financial Officer of Bullion, in each case, after making due enquiries regarding the relevant matter.

(b)

In this Agreement, references to “the knowledge of Eurasian” means the actual knowledge of the Chief Executive Officer and Chief Financial Officer of Eurasian, in each case, after making due enquiries regarding the relevant matter.

8.4 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Utah.

8.5 Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated hereby.

8.6 Confidentiality. Eurasian and Bullion acknowledge and confirm that they shall continue to be bound by the terms of the confidentiality agreement dated July 25, 2011 (as may be amended from time to time, the “Confidentiality Agreement”) entered into between Eurasian and Bullion in respect of the Merger.

8.7 Announcements. Eurasian and Bullion shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any news release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, except as may be required by Law or rule of any stock exchange. If such an announcement is required by Law or rule of any stock exchange, the party required to make the announcement shall inform the other party of the contents of the announcement proposed to be made and shall use its best efforts to obtain the other party’s approval for the announcement, which approval may not be unreasonably withheld; it being understood that final form and content of any such release or announcement shall be at the final discretion of the disclosing party.

8.8 Interpretation; Construction.

(a)

The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Schedule, such reference shall be to a Section of or Schedule of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” A reference in this Agreement to $ or dollars is to U.S. dollars. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to “this Agreement” shall include the disclosure letter delivered with this Agreement.

(b)

The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

8.9 Notice. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt), (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested), or (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 8.9):

If to Eurasian or	Eurasian Minerals Inc.
Merger Sub, to:	Suite 501 – 543 Granville Street
Vancouver, BC V6C 1X8
Facsimile: 604-688-1157
Email: dave@emxmail.com
Attention: David M. Cole

with a copy (which will	Blake, Cassels & Graydon LLP
not constitute notice to	2600 - 595 Burrard Street
Eurasian or Merger	Vancouver, British Columbia V7X 1L3
Sub) to:	Facsimile: 604-631-3309
Email: andrew.mcleod@blakes.com
Attention: Andrew McLeod

If to Bullion, to:	Bullion Monarch Mining, Inc.
20 North Main, Suite 202
St. George, Utah 84770
Facsimile: 801-426-8555
Email: andy@bullionmm.com
Attention: James A. Morris

with a copy (which will	Durham Jones & Pinegar, P.C.
not constitute notice to	192 East 200 North, 3rd Floor
Bullion) to:	St. George, Utah 84770
Facsimile: 435-628-1610
Email: jlittle@djplaw.com
Attention: Joshua E. Little

or to such other Persons, addresses or facsimile numbers as may be designated in writing by the Person entitled to receive such communication as provided above.

8.10 Entire Agreement. This Agreement (including the Schedules to this Agreement), the Bullion Disclosure Letter and the Eurasian Disclosure Letter to be delivered with this Agreement and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter of this Agreement and supersede all other prior agreements and understandings, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement. In the event of any inconsistency between the statements in the body of this Agreement, the Confidentiality Agreement, the Bullion Disclosure Letter and the Eurasian Disclosure Letter (other than an exception expressly set forth in any such disclosure letter), the statements in the body of this Agreement will control.

8.11 Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent permitted by applicable Law.

8.12 Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. No party may assign its rights or obligations hereunder without the prior written consent of the other parties, which consent shall not be unreasonably withheld or delayed, except that Merger Sub may assign any or all of its rights, interests and obligations under this Agreement to any direct, wholly-owned Subsidiary of Eurasian. No assignment shall relieve the assigning party of any of its obligations hereunder.

8.13 Remedies. Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a party to this Agreement will be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at Law or in equity. The exercise by a party to this Agreement of any one remedy will not preclude the exercise by it of any other remedy.

8.14 Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of Utah or any Utah state court, in addition to any other remedy to which they are entitled at Law or in equity.

8.15 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto (and their respective successors and permitted assigns), and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

8.16 Counterparts. This Agreement may be signed in one or more counterparts, originally or by facsimile, each such counterpart taken together will form one and the same agreement.

[remainder of this page intentionally left blank]

IN WITNESS WHEREOF, Bullion, Eurasian and Merger Sub have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

EURASIAN MINERALS INC.

Per:	“David M. Cole”
Name:	David M. Cole
Title:	President and Chief Executive Officer

EMX (UTAH) CORP.

Per:	“David M. Cole”
Name:	David M. Cole
Title:	President

BULLION MONARCH MINING, INC.

Per:	“James A. Morris”
Name:	James A. Morris
Title:	President

{Redacted as Indicated}

DISCLOSURE LETTER
OF
BULLION MONARCH MINING, INC.

     This Disclosure Letter is delivered pursuant to the terms of that certain Agreement and Plan of Merger dated as of February 7, 2012 (the “Agreement”) by and among Eurasian Minerals Inc., a corporation incorporated under the laws of the Province of British Columbia (“Eurasian”), EMX (Utah) Corp., a Utah corporation (“Merger Sub”), and Bullion Monarch Mining, Inc., a Utah corporation (“Bullion”).

     Capitalized terms used in this Disclosure Letter, unless otherwise specified, have the same meanings given to them in the Agreement. Nothing in this Disclosure Letter constitutes an admission to any third party of any liability or obligation of Bullion to any third party. Except as otherwise limited herein, all information and disclosure contained in this Disclosure Letter is made as of the date of the Agreement.

     Any fact or item which is disclosed on any Schedule in such a way as to make its relevance or applicability to information called for by another Schedule or other Schedules reasonably apparent shall be deemed to be disclosed on such other Schedule or Schedules, as the case may be, notwithstanding the omission of a reference or cross-reference thereto.

     The information provided in this Disclosure Letter is being provided solely for the purpose of making the required disclosures to Eurasian and Merger Sub under the Agreement. In disclosing this information, Bullion expressly does not waive any attorney-client privilege associated with such information or any protection afforded by the work-product doctrine with respect to any matters disclosed or discussed herein.

Bullion Monarch Mining, Inc.

“James A. Morris”
James A. Morris, President

Schedule 4.1(c) – No Conflict; Required Filings and Consent

     See Schedule 4.1(q)(i) describing potential severance obligations to the identified employees of Bullion in the event of a Change of Control (as defined in their respective Employment Agreements) followed by a qualifying termination.

Schedule 4.1(d) – Subsidiaries

Jurisdiction of
Subsidiary	Formation	Ownership
EnShale, Inc.	Wyoming	80%
Dourave Mining and Exploration Inc.	Canada	100%
(“Dourave Canada”)
Dourave Mineracao E Exploracao Mineral Ltda.	Brazil	98.99% - Dourave Canada
(“Dourave Brazil”)*		1% - Bullion
Dourave-Bullion Joint Venture, L.P.	Utah	Limited Partners
(“Dourave LLP”)		67% - Dourave Brazil
33% - Bullion
General Partner
Dourave-Bullion, LLC
Dourave-Bullion, LLC	Utah	100%
Dourave-Bullion Mineracao E Exploracao	Brazil	99.99% - Dourave LLP
Mineral Ltda.*		.01% - Dourave Brazil

*Ownership limitations related to Brazilian entities: a Brazilian citizen or company must have an ownership interest in all Brazilian companies.

The partnership interests of Dourave LLP are subject to certain transfer restrictions contained in Dourave LLP’s limited partnership agreement, including without limitation a right of first refusal in favor of non-transferring partners.

Other Equity Interests held by Bullion

1.	3,000,000 shares of common stock of Pacific Gold Corp.

2.	1,651,000 shares of common stock of Sidney Resources Corporation

3.	2,245,000 shares of common stock of Golden Ibex, Inc.

Schedule 4.1(e) – Compliance with Laws

     Old Bullion was administratively dissolved by the Utah Department of Commerce, Division of Corporations and Commercial Code on August 1, 1999 for failing to file required annual reports. At various times prior to 2007, Old Bullion failed to make required reports under the Exchange Act.

Schedule 4.1(f) – Company Authorizations

{Redacted: Information relating to the Company’s correspondence with governmental authorities}

Schedule 4.1(g) – Capitalization and Listing

(iii)

{Redacted: Information relating to the Company’s outstanding warrants}

(v)

None

Schedule 4.1(k) – Disclosure Controls and Procedures

None

Schedule 4.1(o) – Interest in Properties and Mineral Rights

(i)

U.S. Mining Properties

1.            Carlin Trend Royalty

Leeville Mine: This property is located in Eureka County, Nevada, Sections 1, 2, 10, 11, and 12 of Township 35 North, Range 50 East, Mount Diablo Meridian, Lynn Mining District and is accessed via improved paved roads. The property is currently being mined by Newmont, and we receive a continuing 1% gross smelter return royalty. The Leeville claims are owned by Newmont, and we retain a royalty interest. The total claim responsibility for these claims lies with Newmont. Reserve estimates on this property, according to data published by Newmont are 2.9 million ounces.

Bullion Monarch Mining has claimed that this 1% royalty as defined in the May 10, 1979, Leeville/East Ore Mine Agreement also applies to an area of interest that contains the Sections and Townships listed below approximately encompassing the area eight (8) miles in a northerly direction, eight (8) miles in a southerly direction, eight (8) miles in an easterly direction and eight (8) miles in a westerly direction from Section 10, Township 35 North, Range 50 East, M.D.B. & M., Eureka County, Nevada. See Part I, Item 3, regarding our litigation with Newmont and Barrick Gold Strike. We believe the following accurately describes this area of interest, more or less.

Township 34 North, Range 49 East Sections 1-5, 8-17, and 20-24
Township 35 North, Range 49 East Sections 1-5, 8-17, and 32-36
Township 36 North, Range 49 East Sections 1-5, 8-17, 20-29 and 32-36
Township 37 North, Range 49 East Sections 32-36
Township 34 North, Range 50 East Sections 1-24
Township 35 North, Range 50 East Sections All
Township 36 North, Range 50 East Sections All
Township 37 North, Range 50 East Sections 31-36
Township 34 North, Range 51 East Sections 3-10 and 15-22
Township 35 North, Range 51 East Sections 3-10, 15-22 and 27-34
Township 36 North, Range 51 East Sections 3-10, 15-22 and 27-34
Township 37 North, Range 51 East Sections 31-34

East Ore Body Mine: This property is located in Eureka County, Nevada, Sections 1, 2, 10, 11, and 12 of Township 35 North, Range 50 East, Mount Diablo Meridian, Lynn Mining District and is accessed via improved paved roads. The property is currently being mined by Newmont, and we are receiving a continuing 1% gross smelter return royalty. The East Ore Body Mine claims are owned by Newmont, and we retain a royalty interest. The total claim responsibility for these claims lies with Newmont. Reserve estimates on this property, if any, are not available to us. We have claimed that this 1% royalty as defined in the May 10th 1979 Leeville/East Ore Mine Agreement also applies to an area of interest that contains the Sections and Townships listed below approximately encompassing the area eight (8) miles in a northerly direction, eight (8) miles in a southerly direction, eight (8) miles in an easterly direction and eight (8) miles in a westerly direction from Section 10, Township 35 North, Range 50 East, M.D.B. & M., Eureka County, Nevada. See Part I, Item 3, regarding our litigation with Newmont and Barrick Gold Strike. We believe the following accurately describes this area of interest, more or less.

Township 34 North, Range 49 East Sections 1-5, 8-17, and 20-24
Township 35 North, Range 49 East Sections 1-5, 8-17, and 32-36
Township 36 North, Range 49 East Sections 1-5, 8-17, 20-29 and 32-36
Township 37 North, Range 49 East Sections 32-36
Township 34 North, Range 50 East Sections 1-24
Township 35 North, Range 50 East Sections All
Township 36 North, Range 50 East Sections All
Township 37 North, Range 50 East Sections 31-36
Township 34 North, Range 51 East Sections 3-10 and 15-22
Township 35 North, Range 51 East Sections 3-10, 15-22 and 27-34
Township 36 North, Range 51 East Sections 3-10, 15-22 and 27-34
Township 37 North, Range 51 East Sections 31-34

North Lantern

Venture Barrick

Four Corners

2.            North Pipeline

This property is located in Lander County, Nevada, Township 29 North, Range 47 East, Mount Diablo Meridian, Section 9, more particularly described as the E ½; E ½ of the NW ¼ of Section 9, Township 29, Range 47, and is accessed via improved paved roads. We have a royalty agreement with Nevada Rae Gold, Inc. on our North Pipeline property, pursuant to a contract entered into in September of 2003 for the mining rights of the surface gravel. The contract calls for a guaranteed annual advanced royalty of $20,000 minimum per year. The production royalty is $0.50 per yard of ore processed or 4% of net profits, whichever is greater. We have retained all rights to the hard rock minerals in the North Pipeline Property.

North Pipeline is a real property interest not a claim. We purchased this property according to the laws of the State of Nevada. In addition to the royalty above based on our ownership of the surface rights, we hold the underground mineral rights to this real property. We pay annual taxes to Lander County, Nevada, presently in the amount of approximately $258.

3.            Maggie Creek

This property is located in Eureka County, Nevada, seven miles north of Carlin, Nevada on unpatented claims located in sections 12 and 14, township 33 North, Range 51 East, Mount Diablo Meridian, Lynn Mining District. This property is accessed via improved paved roads. This property is not currently in operation, but adjacent to this property is Newmont’s Gold Quarry mine, which is a producing gold mine. Our interest in this property is future three-percent (3%) royalty income from operations performed by others mining this property. Since we have only a royalty interest in this property, we do not have the right to conduct mining operations. The total claim responsibility for these claims lies with Newmont. Reserve estimates on this property, if any, are not available to us.

4.            Golden Ibex

This property consists of 13 patented mining claims located approximately 10 miles west of Sumpter and 40 miles southeast of Baker City in Southeastern Oregon, in the heart of the Blue Mountain Gold belt, which has been long known for precious metal production. The Company currently owns a 1% NSR royalty interest and a 2.4% equity position in Golden Ibex. Golden Ibex has committed US$500,000 to exploration in the first year. Bullion is not currently collecting any royalties on the Golden Ibex Property.

5.            Ophir

This property is located in Tooele County, Utah, Township 5 South, Range 4 West, and is accessed via improved, unpaved roads. This property was purchased in two transactions during the 1970’s, and consists of a 100% interest in five patented claims located in Tooele County, Utah, the Commodore, Prince of Wales, Prince of Wales #2, Prince of Wales #4 and Prince of Wales #5 claims. No operations have commenced on this property. The Company does not have any present plans to develop this mining property, although it has had preliminary inquiries regarding development of this property. No estimates have been made or are planned to determine the reserves on this property at this time.

6.            EnShale Oil Shale Property Leases

We have five mineral leases with the State of Utah (“SITLA Oil Shale Leases”). We have included a table below of these five mineral leases, with latitude and longitude coordinates for each and claim description information. This property is located in the Green River Zone, which contains a huge resource of shale ore. Following is a list of Bullion’s oil shale leases:

ML50142: The property covered under this mineral lease is located in Uinta County, Utah, T8S, R25E, SLB&M and is 1,278.04 acres. Access to this location is via a dirt road. The lease was purchase on December 1, 2005, and has an initial period of ten (10) years and may be renewed. No operations have commenced within the area covered by this lease. The lease requires a production royalty on the basis of 5% of the market price of the products produced from the leased properties. In no event will the production royalty be less than $1.00 per barrel of produced oil. On December 1, 2010, the royalty may, at the option of the lessor, be increased at the rate of up to 1% per annum. The maximum royalty rate shall not exceed 12.5% per annum. No operations have commenced within the area covered by this lease.

ML50145: The property covered under this mineral lease is located in Uinta County, Utah, T9S, R24E, SLB&M and is 866.47 acres. Access to this location is via a dirt road. The lease was purchase on December 1, 2005, and has an initial period of ten (10) years and may be renewed. No operations have commenced within the area covered by this lease. The lease also requires a production royalty on the basis of 5% of the market price of the products produced from the leased properties. In no event will the production royalty be less than $1.00 per barrel of produced oil. On December 1, 2010, the royalty may, at the option of the lessor, be increased at the rate of up to 1% per annum. The maximum royalty rate shall not exceed 12.5% per annum. No operations have commenced within the area covered by this lease.

ML50146: The property covered under this mineral lease is located in Uinta County, Utah, T9S, R24E, SLB&M and is 1442.01 acres. Access to this location is via a dirt road. The lease was purchase on December 1, 2005, and has an initial period of ten (10) years and may be renewed. No operations have commenced within the area covered by this lease. The lease also requires a production royalty on the basis of 5% of the market price of the products produced from the leased properties. In no event will the production royalty be less than $1.00 per barrel of produced oil. On December 1, 2010, the royalty may, at the option of the lessor, be increased at the rate of up to 1% per annum. The maximum royalty rate shall not exceed 12.5% per annum. No operations have commenced within the area covered by this lease.

ML50147: The property covered under this mineral lease is located in Uinta County, Utah, T9S, R25E, SLB&M and is 200.9 acres. Access to this location is via a dirt road. The lease was purchase on December 1, 2005, and has an initial period of ten (10) years and may be renewed. No operations have commenced within the area covered by this lease. The lease also requires a production royalty on the basis of 5% of the market price of the products produced from the leased properties. In no event will the production royalty be less than $1.00 per barrel of produced oil. On December 1, 2010, the royalty may, at the option of the lessor, be increased at the rate of up to 1% per annum. The maximum royalty rate shall not exceed 12.5% per annum. No operations have commenced within the area covered by this lease.

ML50148: The property covered under this mineral lease is located in Uinta County, Utah, T11S, R25E, SLB&M and is 863.4 acres. Access to this location is via a dirt road. The lease was purchase on December 1, 2005, and has an initial period of ten (10) years and may be renewed. No operations have commenced within the area covered by this lease. The lease also requires a production royalty on the basis of 5% of the market price of the products produced from the leased properties. In no event will the production royalty be less than $1.00 per barrel of produced oil. On December 1, 2010, the royalty may, at the option of the lessor, be increased at the rate of up to 1% per annum. The maximum royalty rate shall not exceed 12.5% per annum. No operations have commenced within the area covered by this lease.

Brazilian Mining Properties

1.            Bom Jesus

The Bom Jesus Project covers 9,150 hectares and includes 262 PLG’s (prospectors’ leases) and 2 overlying exploration leases. The exploration leases are both from 2008: DNPM# 850.652 is registered to Solange Moreira de Aguilar; and DNPM # 850.653 is 5,217.8 hectares and registered to Valmir Clamaco de Aguilar (Valmir). Operating license permit #4353/2010 for DNPM # 850.653 is in force and valid until May 23, 2013. Bullion holds the rights to the Bom Jesus Project through its wholly owned subsidiary Dourave Canada, which in turn owns 99.99% of the shares of Dourave Brazil. This 9,150 hectares gold project lies within the Tapajós gold province, which encompasses an area of about 100,000 km2 in southwest Para region of Brazil. It is accessible by air or river transportation year round.

As with many properties in the Tapajós Region, the Bom Jesus Project is serviced primarily by air by both single-engine airplane with a flight time of either 1 Hr 40 Min from Itaituba or 30min from Novo Progresso (on the BR163 Santarem- Cuiaba Highway). The airstrip at the Bom Jesus Project is in good condition. The runway had been recently graded by heavy machinery and requires little or no work beyond grading after heavy rains.

Dourave Brazil has entered into a lease/purchase & sale agreement dated September 24, 2007 with the registered owners of the Bom Jesus Project. Under the terms of the lease/purchase agreement, rights of exploration of the mining area (called a garimpo) are ceded to Dourave. In exchange, Dourave initially agreed to lease payments of US$5,000 per month. Dourave and the registered owners amended the terms of the lease/purchase agreement to provide for the lease payments to be paid on the closing of the purchase of the property by Dourave.

If the Company discovers an “exploitable resource” on the property and commences to “exploit its resources”, the vendors shall transfer the relevant property to the Company upon receipt from the Company of $7 million, to be paid as follows:

a.	$1 million upon the submission of an feasibility study to the Departamento Nacional de Producao Mineral (“DNPM”);
b.	$1 million upon the approval of the feasibility study by the DNPM;
c.	$1 million within ten days following publication of a mining concession on the Bom Jesus or Bom Jardim property by the regulatory authorities in the Brazilian Government Official Daily Gazette;
d.	$1 million within ten days following issuance of an environmental permit by the appropriate licensing authority;
e.	$1 million within 180 days following the payment described in item (c) above;
f.	$1 million within 60 days following the payment described in item (d) above; and
g.	$1 million within 60 days following the payment described in item (e) above.

The Bom Jesus Project is situated about 120 meters above sea level. Locally the elevation is somewhat rolling, forming hills and valleys. There are some ridges of land on the Bom Jesus Project which are up to 50 meters above the surrounding drainages. The vegetation is composed of dense forest, with localized areas occupied by farmers and the timber industry. In the case of the Bom Jesus Project, there is little activity in the surrounding areas and the garimpo is essentially isolated from outside interference. The property lies within the Amazon basin and vegetation is typical of that found in a tropical jungle environment. The principle areas not covered by jungle have been worked by the garimpeiros, and the drainages are filled by either tailings or swamps, although there is some cleared land used for the cultivation of crops.

2.            Bom Jardim

This property is located in Para region of Brazil. Recent geophysical surveys confirm the prospective geology and show indications of strong hydrothermal alternation in the project area is considered an advanced exploration project as it has been in small scale production by Mineracao Bom Jardim Ltda. for several years and has had considerable exploration mapping and sampling completed under the direction of a qualified professional geologist to produce a resource base. The Bom Jardim project area covers 22,075.53 and includes 4 exploration leases. The Bom Jardim project is located approximately 175 km southwest of Itaituba. The principal drainages are the Edson and Joel Creeks, which are tributaries to the Bom Jardim Creek which flows into the Tapajos River. The area is accessible by air, land or water.

Geophysical surveys confirm the prospective geology of the property and show indications of strong hydrothermal alteration in the project area. Geochemical signatures highlight the potential for large volume, disseminated sulphide targets in proximity to historic garimpeiro shafts and galleries. Bonanza-grade channel samples from flooded historic galleries have been discovered which indicate good continuity, width, and high gold grades.

3.            Ouro Mil

This property is located approximately 290 km due south of the city of Itaituba in southern Para region of Brazil. This property comprises of 82 mineral concessions for a total area of 13,444 hectares and includes 71 prospector leases and 3 overlying exploration leases. Geochemical and geophysical data has highlighted the potential for a large volume of low grade Alkaline or Calc-Alkaline Porhyritic Cu-Au deposits or possibly an IOCG (Iron Oxide Copper Gold) type deposit.

In September 2010, Dourave established a joint venture option with Brazilian Gold Corp. whereby the Company could earn a 70% interest in this property for an investment of up to US$550,000 of staged cash payments and work expenditure commitments of up to US$5 million over a four year period. A drill program is scheduled to commence in mid-2011.

4.            Pontal do Paranitas

This property is located close to the municipality of Paranaita, near Alta Floresta, a region that has historically produced millions of ounces of gold from alluvial workings to the north of the State of Mato Grosso in Brazil. Dourave and Chapleau Exploracao Mineral Ltd. have conducted exploration geology on this property totaling over 873 hectares. Preliminary geochemical results and geological mapping obtained by the Company is encouraging with the potential for a large volume of gold deposits.

Based on the geochemical results and geological mapping completed to-date, 10 zones of hydrothermal alteration were defined with gold mineralization that measured approximately 2,250 meters in length. The results of select gold in samples of rock from the Pontal do Paranaita property possess values such as 114.05 g/t Au (sample R09070). There are more than ten samples with values between 0.5 g/t Au and 3.48g/t Au.

5.            Caldeiras Property

This property is accessed from the Trans-Garimpeiro highway in Brazil. It is in an area which has recently been the focus of a regional gold rush and is a grassroots exploration target. The project area covers 28,355 hectares. The area is characterized by geology which is normally associated with old volcanic craters and there is strong evidence of a series of nested carters in the project area. High grade gold and/or base metals have been exploited in this area. Results from a recent stream sediment survey are very impressive.

(ii)

None

(vii)

None

(viii)

     In September 2010, Dourave (Brazil) established a joint venture option with Brazilian Gold Corp. whereby Brazilian Gold Corp. could earn a 70% interest in this property for an investment of up to US$550,000 of staged cash payments and work expenditure commitments of up to US$5 million over a four year period.

(xi)

     Nevada Rae Gold, Inc. leases surface rights to Bullion’s North Pipeline property pursuant to the terms of an agreement entered into by the parties in September 2003.

Schedule 4.1(q) – Employment Matters

(i)

1.	Employment Agreement dated April 8, 2011, between Bullion and R. Don Morris

2.	Employment Agreement dated April 8, 2011, between Bullion and James A. Morris

3.	Employment Agreement dated April 8, 2011, between Bullion and Philip L. Manning

4.	Employment Agreement dated April 8, 2011, between Bullion and Robert D. Morris

5.	Employment Agreement dated May 12, 2011, between Bullion and Bryan D. Miles

6.	Employment Agreement dated May 12, 2011, between Bullion and Palmer George Harris

7.	Employment Agreement dated May 12, 2011, between Bullion and Joseph M. Morris

8.	Employment Agreement dated May 12, 2011, between Bullion and Matthew L. Morris

     Under each of the foregoing agreements, in the event of a “Change of Control” (as defined in the respective agreements), followed by a qualifying termination, each of the named employees is entitled to receive (less applicable withholdings, and subject to execution of required separation agreements and releases): (i) a lump sum payment equal to between 6 and 18 months of his then current base salary, (ii) a lump sum payment equal to 1 times his target bonus for the year his employment is terminated, and (iii) if requested by such employee, payment of premiums for continuation of health insurance coverage under COBRA, up to a maximum of $9,000.

(ii)

None

Schedule 4.1(r) – Absence of Certain Changes or Events

(v)

{Redacted: Information relating to an employment contract of an officer of the Company}

Schedule 4.1(s) – Litigation

     Bullion filed Bullion Monarch Mining, Inc. v. Newmont USA Limited (Case No. 3:08-cv-00227-ECR-VPC) in the United States District Court, District of Nevada (Reno) on April 28, 2008. The case concerns whether Newmont USA Limited ("Newmont") is required to pay Bullion, in addition to the underlying one percent (1.0%) gross smelter return royalty on the core property which is not in dispute, a one percent (1.0%) gross smelter return royalty on any mineral properties within the "area of interest" defined in the 1979 Agreement. On September 16, 2010, the Court granted Newmont's Motion for Summary Judgment on the issue of laches and did not reach the merits of Newmont's remaining Motions for Summary Judgment. The Court also denied Bullion’s Motion for Summary Judgment. On or about September 23, 2010, Bullion filed a Motion to Reconsider, which was denied on or about January 25, 2011. On October 14, 2010, Bullion filed a Notice of Appeal with the United States Court of Appeals for the Ninth Circuit as to whether the District Court erred in applying the doctrine of laches. Bullion’s and Newmont’s opening briefs have been filed and the Ninth Circuit Court has been asked to schedule oral argument. Bullion anticipates it will be several months before the Ninth Circuit Court of Appeals decides the matter. Given the status of the litigation, Bullion is unable to determine the outcome of the case and intends to continue to prosecute the case in the best interest of the company.

     Bullion filed Bullion Monarch Mining, Inc. v. Barrick Goldstrike Mines, Inc. (Case No. 3:09-cv-00612-ECR-VPC) in the United States District Court, District of Nevada (Reno). The case concerns whether Barrick Goldstrike Mines, Inc. (“Barrick”) is required to pay Bullion, a one percent (1%) gross smelter return royalty on any mineral properties within the “area of interest” defined in the 1979 Agreement. On or about February 7, 2011 the Court granted Barrick’s August 6, 2010 Motion for Summary Judgment finding that the royalty violated the Rule Against Perpetuities and was thus void. The Court did not address the merits of Barrick’s remaining Summary Judgment Motion, but did deny Bullion’s Motion for Summary Judgment. On February 25, 2011 Bullion filed its Notice of Appeal with the United States Court of Appeals for the Ninth Circuit as to whether the District Court erred in its application of the Rule Against Perpetuities. Bullion’s and Barrick’s opening briefs have been filed and the Ninth Circuit Court has been asked to schedule oral arguments. Given the status of the litigation, Bullion is unable to determine the outcome of the case and intend to continue to prosecute the case in the best interest of the company.

Schedule 4.1(t) – Taxes

(i)

{Redacted: Information relating to the Company’s ongoing tax matters}

(xiii)

{Redacted: Information relating to the Company’s ongoing tax matters}

Schedule 4.1(w) – Non-Arm’s Length Transactions

None

Schedule 4.1(x) – Benefit Plans

(i)

1.	Bullion maintains a Group Health/Dental Insurance Plan for its employees through Regence Blue Cross/Blue Shield.

2.	Dourave Brazil maintains a Health Insurance Plan for its employees through Sul America.

3.	Dourave Brazil pays for term life insurance policies for its employees through Bradesco Bank.

4.	{Redacted: Information relating to an employment contract of an officer of the Company}

(iv)

     See Schedule 4.1(q)(i) describing potential severance obligations to the identified employees of Bullion in the event of a Change of Control (as defined in their respective Employment Agreements) followed by a qualifying termination.

(vii)

     See Schedule 4.1(q)(i) describing potential severance obligations to the identified employees of Bullion in the event of a Change of Control (as defined in their respective Employment Agreements) followed by a qualifying termination.

Schedule 4.1(aa) – Material Contracts

1.	Stock Purchase Agreement among Bullion, Dourave Canada and the Stockholders of Dourave Canada identified on the signature page thereto (the major stockholders), dated as of February 7, 2011.

2.	Stock Purchase Agreements between Bullion and each of the Stockholders of Dourave Canada identified on the signature page thereto (the minority stockholders), dated as of February 7, 2011.

3.	Private Document of Lease Contract between Dourave Brazil and Valmir Climaco de Aguiar, dated as of September 20, 2010 (option agreement related to the Bom Jesus Bom Jardim properties).

4.

Agreement dated May 10, 1979 between Bullion, Polar Resources, Co., Universal Gas (Montana), Inc., Universal Explorations, Ltd., Camsell River Investments, Ltd., Lambert Management LTD and ELTEL Holdings Ltd.

5.	Mining Lease and Agreement between Bullion and Nevada Rae Gold, dated as of October 1, 2003 (memorializes the production royalty arrangement on the North Pipeline property).

6.	Property Exchange Agreement, dated April 1990, among Newmont Exploration Limited, Bullion Monarch Company and Gold Standard of Nevada, Inc.

7.	Mineral Royalty Conveyance between Bullion and Golden Ibex, dated as of March 29, 2011.

8.	Utah State Mineral Lease for Oil Shale between Bullion and the State of Utah, dated as of June 22, 2005 (lease used for EnShale operations).

9.	Ouro Mil/Brazilian Gold JV Agreement, dated May 10, 2010, between Dourave Mining and Exploration Inc. and Brazilian Gold Corporation.

10.

Contingency Agreement for Employment of Counsel between Bullion and Robinson, Belaustegui, Sharp, & Low, dated as of April 14, 2008, as amended by Amendment dated as of March 24, 2010 and Engagement Letter Appeal dated as of March 1, 2011 (terms of representation of counsel in connection with Newmont litigation).

11.	Executed Dourave – Bullion Transaction between Bullion and Dourave Brazil, dated as of June 29, 2010 (joint venture agreement).

12.	Employee Contracts – See Schedule 4.1(q)(i)

Schedule 4.1(bb) – Intellectual Property

{Redacted: Information relating to the Company’s patents}

{Redacted as Indicated}

DISCLOSURE LETTER

February 7, 2012

To:	Bullion Monarch Mining, Inc.
20 North Main, Suite 202
St. George, Utah
84770, USA

Dear Sirs:

Re:            Agreement and Plan of Merger

This letter, together with the attached schedules, constitutes the Eurasian Disclosure Letter referred to and defined in the Agreement and Plan of Merger (the “Merger Agreement”) between Eurasian Minerals Inc. (“Eurasian”), EMX (Utah) Corp. (“Merger Sub”) and Bullion Monarch Mining, Inc. (“Bullion”) dated as of the date hereof.

The purpose of the Eurasian Disclosure Letter is to set forth in the attached schedules the disclosure of qualifications, modifications or exceptions to certain representations, warranties and covenants of Eurasian contained in the Merger Agreement and the Eurasian Disclosure Letter is deemed to constitute an integral part of the Merger Agreement. Except as expressly set out in the Merger Agreement, Eurasian shall not have any liability to Bullion in respect of any matter disclosed by the Eurasian Disclosure Letter.

The numbering of the attached schedules corresponds to the same section or subsection in the Merger Agreement. For greater clarity, any introductory language and headings in the Eurasian Disclosure Letter are inserted for convenience of reference only and will not create or be deemed to create a different standard for disclosure than the language set forth in the Merger Agreement. Information disclosed in any schedule of the Eurasian Disclosure Letter shall be deemed disclosed with respect to such other sections or subsections of the Merger Agreement or the Eurasian Disclosure Letter to which such written information, on its face, would obviously pertain in light of the form and substance of the disclosure made.

No item in the Eurasian Disclosure Letter relating to any possible breach or violation of any agreement, law or regulation shall be construed as an admission or indication that any such breach or violation exists or has actually occurred, and nothing in the Eurasian Disclosure Letter constitutes an admission of any liability or obligation of Eurasian to any third party or shall confer or give to any third party any remedy, claim, liability, reimbursement, cause of action, or other right.

The Eurasian Disclosure Letter is qualified in its entirety by reference to the provisions of the Merger Agreement, and is not intended to constitute, and shall not be construed as constituting, any representation, warranty, undertaking, assurance, covenant, indemnity, guarantee or other commitment of any nature whatsoever not expressly given in the Merger Agreement.

All capitalized terms used in the Eurasian Disclosure Letter shall have the meaning attributed to such term in the Merger Agreement, unless otherwise stated, and all references to dollars, unless otherwise specifically indicated, is to U.S. dollars. The Eurasian Disclosure Letter shall be governed by and construed in all respects in accordance with the laws of the State of Utah.

EURASIAN MINERALS INC.

“David M. Cole”
David M. Cole
President and Chief Executive Officer

Schedule 4.3(c) – No Conflict, Required Filings and Consent

N/A

Schedule 4.3(d) – Subsidiaries

Eurasian and Bronco Creek Exploration Inc. (“Bronco Creek”) hold the following equity interests:

Eurasian

1.	100,000 common shares of Windstorm Resources Inc.
2.	300,000 share purchase warrants to acquire 300,000 common shares of Esperanza Resources Corp. at a price of $1.75 per share purchase warrant until March 4, 2012.
3.	200,000 common shares of Callinan Royalties Corp.

Bronco Creek

1.	600,000 common shares of Geo Minerals Ltd.
2.	12,500 common shares of Entrée Gold Inc.

Eurasian Minerals Inc. (EMX)
(British Columbia)
100%
Eurasian Holdings (BVI) Inc.
(British Virgin Islands)
EMX (USA) Services Corp. (Nevada, US)
Bronco Creek Exploration (AZ, US)
Eurasian Minerals Cooperatief U.A. (Netherlands)
EMX (USA) Royalties Corp. (Nevada, USA)
Viad Royalties AB (Sweden)
EMX Australia PTY LTD. (Australia)
EMX Exploration PTY LTD. (Australia)
AES (BVI) Ventures Ltd. (British Virgin Islands)
AES Madencilik Ltd. Sirketi (Turkey)
Eliseror Limited (Cyprus)
EMX Ukraine (Ukraine) BEING DISOLVED
EMX Georgia Coopertatief U.A. (Netherlands)
Eurasian Minerals Royalties AB (Sweden)
Shuangai Gold Company Inc. (British Columbia)
Solomon Resources
Taiwan Gold (BVI) Inc. (British Virgin Islands)
Shuangai Gold (BVI) Inc. (British Virgin Islands)
Georgian Minerals LLC (Georgia)
Alid Geothermal(BVI) (British Virgin Islands)
EMX New Zealand (British Virgin Islands)
Hauraki Gold Limited (New Zealand)
EMX Europe (BVI) Inc. (British Virgin Islands)
EMX Sweden (British Virgin Islands)
Eurasian Minerals Sweden AB (Sweden)
EMX Slovakia (BVI) Inc. (British Virgin Islands)
Altyn Minerals (BVI) Ltd. (British Virgin Islands)
Altyn Minerals, LLC Bishkek Field Office (Kyrgyz Republic)
Montex LLC (Kyrgyz Republic)
EBX (BVI) Ltd. (British Virgin Islands)
Chaser Resources Limited (Australia)
Altinova (BVI) Ltd. (British Virgin Islands)
Eurasia Madencilik Ltd. Sti. (Turkey)
EBX Madencilik Ltd. Sti. (Turkey)

Schedule 4.3(g) – Capitalization and Listing

{Redacted: Information relating to Eurasian’s outstanding options and warrants}

Schedule 4.3(g)(i) – Capitalization and Listing

N/A

Schedule 4.3(k) – Undisclosed Liabilities

N/A

Schedule 4.3(l)(i) – Interest in Properties and Mineral Rights

List of EMX mineral, royalty and geothermal properties

November 2011

Confirmed, no other interests at this time.

Australia:

Koonenberry Project
            EL 6854
            EL 7604
            EL 7606
            EL 7630
            EL 7634
            EL 7635
            EL 7651
            EL 7652
            EL 7840
            EL 6479 Rockwell JV

{Redacted: Confidential information relating to one Eurasian’s mineral properties}

Haiti

Prospecting Permit Number and Name:
#1 La Miel
#2 Sylvestre
#3 Grand Savane
#3A Aguamite
#4 La Mine
#4A Treuil
1 Camp COQ
2 Gaudin
3 Limonade
4 Riviere Marmelade
5 Grison Garde
6 Milot
7 Grande Riviere du Nord
8 Sainte Suzanne
9 Laporte
10 Plaisance
11 Ennery
12 Dondon
13 Saint Raphael
14 Bahon
15 Garnier

16 St Michel de L'Attalaye
17 Mapou
18 Ranquitte
19 Acul Samedi
20 Savane Le Tuf
21 Chevalier
22 Morne Salnave
23 Trou Du Nord
24 Savane Longue
25 Terre Neuve
26 Platon
27 La Montagne
NVL-1 Jean-Rabel
NVL-2 Thomas
NVL-3 Mare Rouge
NVL-4 Movent
NVL-5 Conot
NVL-6 Tentel
NVL-7 Laracourt
NVL-8 Allemand
NVL-9 Piton
NVL-10 Brule
NVL-11 Gros Morne
NVL-12 Pilate
NVL-13 Morro
NVL-14 Port Margot
NVL-15 La Victoire
NVL-16 Morne Loiseau
NVL-17 Vallieres
NVL-18 Mombin Crochu
NVL-19 Cerca Carvajal

Kyrgyz Republic

Gezart

Mexico

Licenses transferred via option agreement to Windstorm Resources
Rosa Blanca (Tecomate)
San Miguel (La Pechuga)

New Zealand

Neavesville

            MEP51767 Pakirarahi No 2
            NAA (52647_40807) Pakirarahi No 2 **

Serbia

Plavkovo*
Brestovac*
Stara Planina*
Deli Jovan*
Lece*

Slovakia
Geothermal Licenses
Ziar Basin
Malcice
Stretava
Cicarovce-Bajany

Sweden

Kiruna South Designated Project
            Pikkujärvi 1
            Pikkujärvi 2
            Pikkujärvi 3
            Pikkujärvi 4
            Puoltsa Nr 10
            Kalixfors Nr 1
            Kalixfors 4
            Kalixfors 3**
            Saivo 1
            Saivo 3
Ussavaara
Iekelvare 1
Mattavaara
Sadjem
Leipovaara 2
Norrmyran Designated Project
            Norrmyran 1
            Norrmyran 2
Storåsen
            Storåsen 1
            Storåsen 2
            Storåsen 3
            Storåsen 4**
Rumma 1
Viscaria*

Adak*

Turkey

Project Name and Exploration License Numbers
Akarca
            20064048
            200610846
            200610847
            200610848
            200610849
            200610850
            200610851

Babakoy
            200805053
Beyoluk
            200701677
Kirik
            200706955
            200706954
Trab23
            200701953
            200707535

Project Name and Exploitation License Numbers
Alankoy
            6597 (Exploitation License)
Elmali
            70696 (Exploitation License)
Golcuk
            61567 (Exploitation License)
Sisorta
            68946 (Exploitation License)

Royalty Properties
Balya*
            20056770
Sofular*
            AR92525
Aktutan*
            IR91871

United States

Projects consisting of multiple unpatented mining claims and state exploration permits

Bullion Creek, AZ
Cathedral Well, NV
Copper Basin, AZ
Copper Springs, AZ
Crusier Gold,NV
Frazier Creek, NV
Hardshell Skarn, AZ
Hartman Wash, AZ
Jasper Canyon, AZ
Lomitas Negras, AZ
Mesa Well, AZ
Middle Mountain, AZ
Mineral Hill-BCE, WY
Park-Sayler, AZ
Red Hills, AZ
Red Picacho, AZ
Richmond Mountain. NV
San Manuel, AZ
Silver Bell West, AZ
Superior West, AZ
Yerington West, NV

Alaska Prospecting Sites and State mining claims
Moran Dome, AK
Red Spot 3, AK
Area 97, AK

*Royalty property interests managed by 3rd parties
**Applications in process of being granted

Schedule 4.3(l)(ii) – Interest in Properties and Mineral Rights

Please refer to Joint Venture with Chesser Resources Limited (“Chesser”) in the due diligence data room, where Chesser has the option to earn and acquire up to a 70% interest, of which Chesser has currently earned-in 51%.

Schedule 4.3(l)(vii) – Interest in Properties and Mineral Rights

Please refer to agreements posted in data room (File path: Drop Box: BULM Due Diligence: E. Material Agreements: 1. Pending and Existing Contracts: A. Additional Agreements of JV’s, Option, Royalty) specifically as they relate to royalties payable to Eurasian, and in some circumstances payable from Eurasian for the properties listed below:

  Sisorta Property in Turkey, Chesser Resources
  Adak and Viscaria properties as purchased under the Sale and Purchase Agreement between Freeport McMoran Exploration, Eurasian Minerals Inc, and Phelps Dodge Exploration Sweden AB, dated June 23, 2010
  Cathedral Well Property, Agreement with Eldorado Gold
  Richmond Mountain Property, Agreement with Eldorado Gold
  Alankoy Property, Agreement with Dedeman
  Aktutan Property, Agreement with Dedeman
  Sofular Property, Agreement with Dedeman
  Balya Property, Agreement with Dedeman

Schedule 4.3(l)(viii) – Interest in Properties and Mineral Rights

Please see chart below detailing joint venture partners. Details of agreements can be found in the due diligence data room. (File path: Drop Box: BULM Due Diligence: E. Material Agreements: 1. Pending and Existing Contracts: A. Additional Agreements of JV’s, Option, Royalty).

Property	Partner	Date	Type of Agreement	Notes
Haiti
Northeast Haiti	Newmont	Jan-11	Earn in agreement
North Central Haiti	Newmont	Jan-11	Earn in agreement
SVA	Newmont	Apr-08	Earn in agreement	Terminated Jan 2011
Montagne	Newmont	Jul-10	Earn in agreement
Grand Bois Surrounding Properties	Newmont	Jan-09	Earn in agreement
Grand Bois Proper DP	Newmont	Jan-09	Earn in agreement
La Miel	Newmont	Apr-08	Earn in agreement
La Mine	Newmont	Aug-09	Earn in agreement

Sweden
Kiruna South Designated Project	Antofagasta	Feb-11	Earn in agreement
Norrmyran Designated Project	Antofagasta	Dec-11	Earn in agreement	Formal agreement in process. Bring down certificate filed in data room.

Turkey
Akarca	Centerra	Dec-08	Earn in agreement
Sisorta	Chesser	Oct-07	Joint Venture

Australia
{Redacted: Confidential information relating to one Eurasian’s mineral properties}
Koonenberry	Rockwell	Mar-11	Earn in with option to purchase
{Redacted: Confidential information relating to one Eurasian’s mineral properties}
{Redacted: Confidential information relating to one Eurasian’s mineral properties}

Bronco Creek Exploration
Mesa Well	Vale	Apr-11	Earn in agreement
Copper Basin	Vale	Sep-11	Earn in agreement
Yerington	Entrée Gold	Sep-09	Earn in agreement
Superior West	FMC	Jul-09	Earn in agreement
Mineral Hill	Golden Predator	May-10	Lease/Option to Purchase
Middle Mountain	Geo Minerals	Mar-08	Lease/Option to Purchase
Red Hills	Geo Minerals	Aug-08	Lease/Option to Purchase
Silver Bell	Geo Minerals	Aug-09	Lease/Option to Purchase

Schedule 4.3(m) – Absence of Certain Changes or Events

N/A

Schedule 4.3(m)(v) – Absence of Certain Changes or Events

{Redacted: Information relating to employment contracts of Eurasian’s directors and officers}

Schedule 4.3(m)(ix) – Absence of Certain Changes or Events

N/A

Schedule 4.3(n) – Litigation

N/A

Schedule 4.3(o)(iii) – Taxes

N/A

Schedule 4.3(r) – Non-Arm’s Length Transactions

Services Agreement between Seaboard Services Corp. and Eurasian Minerals Inc. dated July 1, 2009.

Schedule 4.3(u) – Material Contracts

1.	Farm-in Agreement between Eurasian and Chesser Resources Limited dated October 26, 2007.

2.	Option and Shareholder Agreement between Eurasian and Centerra Gold (KB) Inc. dated December 23, 2008.

3.	Strategic Ventures Agreement between Eurasian and Newmont Ventures Limited dated April 18, 2008.

4.	{Redacted: Confidential information relating to one Eurasian’s mineral properties}

5.	Shareholder’s Deed between Eurasian and Chesser Resources Limited dated December 13, 2010.

6.	Option Agreement between Eurasian and Vale Exploration Canada Inc. dated April 6, 2011.

7.	Strategic Alliance and Earn-in Agreement – Sweden between Eurasian and Antofagasta Minerals S.A. dated February 17, 2011.